Exhibit 2

AGREEMENT AND PLAN OF MERGER

AMONG

A. O. SMITH CORPORATION,

SICO ACQUISITION, LLC,

SMITH INVESTMENT COMPANY

AND

SMITH INVESTMENT COMPANY LLC

DATED AS OF DECEMBER 9, 2008

4.15	Environmental Matters	20
4.16	Taxes	21
4.17	Intellectual Property	23
4.18	Vote Required	23
4.19	Opinion of Financial Advisor	24
4.20	Registration Statement; Joint Proxy Statement/Prospectus	24
4.21	Information Statement	24
4.22	Contracts	24
4.23	Solvency	24
4.24	No Other Representations or Warranties	25

ARTICLE V COVENANTS		25
5.1	Conduct of Business by the Company	25
5.2	Proxy Statement/Prospectus; Stockholders Meetings	26
5.3	Other Filings	28
5.4	Further Action; Reasonable Best Efforts	28
5.5	Fees and Expenses	29
5.6	Access to Information; Confidentiality	29
5.7	Public Announcements	30
5.8	Spin-Off	30
5.9	Change in Recommendations	31
5.10	NYSE Listing	32
5.11	Employee Benefit Matters	32
5.12	Belvidere Environmental Matters	32
5.13	Directors and Officers Exculpation and Insurance	34
5.14	Exemption from Liability Under Section 16(b)	35
5.15	Notice of Breach	35
5.16	Transaction-Related Claims	35
5.17	Cancellation of Company Parent Stock Holdings	36
5.18	Restrictions on SpinCo	36
5.19	Resignation of Officers and Directors	36
5.20	Taxes	36

ARTICLE VI CONDITIONS TO THE MERGER		36
6.1	Conditions to the Obligations of Each Party to Effect the Merger	36
6.2	Additional Conditions to Obligations of Parent and MergerCo	37
6.3	Additional Conditions to Obligations of the Company	38

ARTICLE VII INDEMNIFICATION		39
7.1	Indemnification by SpinCo and from the Escrow Shares	39
7.2	Indemnification by Parent	40
7.3	Survival; Right to Indemnification Not Affected by Knowledge	41
7.4	Indemnification Procedures	41
7.5	Limits on Indemnification; Calculation of Damages	43
7.6	Certain Tax Procedures	44
7.7	Exclusive Remedy	45
7.8	Shareholders’ Representative	45

ARTICLE VIII TERMINATION, AMENDMENT AND WAIVER		46
8.1	Termination	46
8.2	Effect of Termination	47
8.3	Amendment	47
8.4	Extension; Waiver	47

ARTICLE IX GENERAL PROVISIONS		48
9.1	Notices	48
9.2	Certain Definitions	49
9.3	Interpretation	60
9.4	Entire Agreement	60
9.5	No Third-Party Beneficiaries	61
9.6	Governing Law; Consent to Jurisdiction	61
9.7	Assignment	61
9.8	Severability	61
9.9	Counterparts	62
9.10	Facsimile Signature	62
9.11	Joint Drafting	62
9.12	Further Assurances	62
9.13	Specific Performance	62
9.14	Waiver of Jury Trial	62

EXHIBIT AND SCHEDULES

Exhibit

Exhibit A	—	Form of Parent Support Agreement
Exhibit B	—	Form of Company Support Agreement
Exhibit C	—	Form of Stockholder Agreement
Exhibit D	—	Form of Escrow Agreement
Exhibit E	—	Form of Voting Trust Agreement
Exhibit F	—	Form of Parent Charter Amendment

Parent Disclosure Schedule

Section		Title

3.4	—	Consents and Approvals; No Violations
3.6	—	Brokers
3.7	—	Litigation

Company Disclosure Schedule

Section		Title

4.4	—	Consents and Approvals; No Violations
4.5	—	Capitalization
4.6(a)	—	Subsidiaries
4.7	—	Permits; Compliance With Law
4.8(a)	—	Company Audited Financial Statements
4.8(b)	—	Company Unaudited Financial Statements
4.8(d)	—	Indebtedness and Guarantees
4.8(f)	—	Company Liabilities Not Assumed by SpinCo
4.8(g)	—	Company Retained Assets
4.9	—	Brokers
4.10	—	Absence of Certain Changes or Events
4.11(a)	—	Employee Benefit Plans
4.11(c)	—	Welfare Plans
4.11(e)	—	Acceleration of Benefits
4.13	—	Legal Proceedings
4.14	—	Real Property
4.15	—	Environmental Matters
4.16	—	Taxes
4.22	—	Contracts
5.1	—	Conduct of Business

Other Schedules

Schedule		Title

6.1(f)	—	Regulatory Approvals
9.2	—	Expenses Excluded from Covered Parent Transaction Expenses

v

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 9, 2008, is made by and among A. O. Smith Corporation, a Delaware corporation (“Parent”), SICO Acquisition, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“MergerCo”), Smith Investment Company, a Nevada corporation (the “Company”), and (solely for purposes of Sections 5.8, 5.11, 5.12, 5.16 and 5.18 and Article VII) Smith Investment Company LLC, a Delaware limited liability company (“SpinCo”). Capitalized terms used herein but not otherwise defined shall have the meanings set forth in Section 9.2.

RECITALS

A. The parties wish to effect a business combination through a merger of the Company with and into MergerCo (the “Merger”) on the terms and conditions set forth in this Agreement and in accordance with the Nevada Revised Statutes (the “NRS”) and the Delaware Limited Liability Company Act (the “DLLCA”).

B. The Board of Directors of the Company (the “Company Board”) has formed a special committee of the Company Board (the “Company Special Committee”) consisting entirely of outside, independent members of the Company Board.

C. After consultation with independent legal and financial advisors engaged by the Company Special Committee, the Company Special Committee has unanimously determined that the Merger is fair to, and in the best interests of, the Company and the Company Committee Stockholders and unanimously recommended that the Company Board approve the Merger and this Agreement, and the Company Board has unanimously adopted the recommendation of the Company Special Committee.

D. The Company Board (upon recommendation of the Company Special Committee) has unanimously resolved to recommend, subject to its obligations under applicable Law, that the holders of shares of Company Common Stock vote to approve the Merger upon the terms of this Agreement.

E. The Board of Directors of Parent (the “Parent Board”) has formed a special committee of the Parent Board (the “Parent Special Committee”) consisting entirely of outside, independent members of the Parent Board.

F. After consultation with independent legal and financial advisors engaged by the Parent Special Committee, the Parent Special Committee has unanimously determined that the Merger is fair to, and in the best interests of, Parent and the Parent Committee Stockholders and unanimously recommended that the Parent Board approve the Merger and this Agreement, and the Parent Board has, by the unanimous vote of the directors who voted, adopted the recommendation of the Parent Special Committee.

G. The Parent Board (upon recommendation of the Parent Special Committee) has resolved, by the unanimous vote of the directors who voted, to recommend, subject to its obligations under applicable Law, that the holders of shares of Parent Common Stock and Parent Class A Common Stock vote to approve the Parent Share Issuance, the Parent Charter Amendment and the Merger.

H. As a condition to the willingness of Parent and MergerCo to enter into this Agreement, (a) the Company is simultaneously herewith entering into a Support Agreement in the form attached hereto as Exhibit A (the “Parent Support Agreement”), (b) certain holders of shares of Company Common Stock are simultaneously herewith entering into a Support Agreement in the form attached hereto as Exhibit B (the “Company Support Agreement”) and (c) certain holders of shares of Company Common Stock are simultaneously herewith entering into a Stockholder Agreement in the form attached hereto as Exhibit C (the “Stockholder Agreement”).

I. Parent, MergerCo and the Company intend to effect the Merger as a transaction that qualifies as a reorganization under Section 368(a) of the Code.

AGREEMENTS

In consideration of the mutual covenants, representations, warranties and agreements set forth herein, and intending to be legally bound, Parent, MergerCo, the Company and SpinCo (solely for purposes of Sections 5.8, 5.11, 5.12, 5.16 and 5.18 and Article VII) hereby agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, at the Effective Time, the Company and MergerCo shall consummate the Merger pursuant to which (a) the Company shall be merged with and into MergerCo and the separate corporate existence of the Company shall thereupon cease, (b) MergerCo shall be the successor or surviving entity in the Merger (the “Surviving Entity”) and shall continue to be governed by the laws of the State of Delaware, and (c) the separate existence of MergerCo with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The Merger shall have the effects specified in Chapter 92A of the NRS and Section 18-209 of the DLLCA.

1.2 Certificate of Formation and Operating Agreement. The Certificate of Formation of MergerCo as in effect at the Effective Time shall be and constitute the Certificate of Formation of the Surviving Entity until amended or changed in accordance with the DLLCA. The operating agreement of MergerCo effective as of December 5, 2008 and as in effect at the Effective Time (the “Operating Agreement”) shall be and constitute the operating agreement of the Surviving Entity until further amended or changed in accordance with the DLLCA and its terms.

1.3 Effective Time. On the Closing Date, MergerCo and the Company shall duly execute and file articles of merger (the “Articles of Merger”) with the Secretary of State of the State of Nevada in accordance with the NRS and a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the DLLCA. The Merger shall become effective on the date and time of such filings or such later date and time as Parent and the Company shall have agreed to and shall be specified in the Articles of Merger and the Certificate of Merger (such date and time, the “Effective Time”).

1.4 Closing. The closing of the Merger (the “Closing”) shall occur as promptly as practicable (but in no event later than the third Business Day) after all of the conditions set forth in Article VI (other than conditions which by their terms are required to be satisfied or waived at the Closing) shall have been satisfied or, if permissible, waived by the party entitled to the benefit of the same, and, subject to the foregoing, shall take place at such time and on a date to be specified by the parties (the “Closing Date”). The Closing shall take place at the offices of Reinhart Boerner Van Deuren s.c., 1000 North Water Street, Milwaukee, Wisconsin 53202, or at such other place as agreed to by the parties hereto.

1.5 Tax-Free Reorganization. For federal income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder. No party shall take any reporting position with any taxing authority or any other action that is inconsistent with the Merger constituting a reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder.

ARTICLE II

CONVERSION OF SECURITIES;

EXCHANGE OF CERTIFICATES

2.1 Effect on Securities. As of the Effective Time, by virtue of the Merger and without any action on the part of Parent, MergerCo or the Company or the holders of any of the following securities:

(a) Each MergerCo Membership Unit issued and outstanding immediately prior to the Effective Time shall remain outstanding as one Surviving Entity Membership Unit following the Merger.

(b) Each share of Company Common Stock that is owned by the Company, by any wholly owned Subsidiary of the Company or by Parent, MergerCo or any other wholly owned Subsidiary of Parent shall automatically be canceled and retired and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor.

(c) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 2.1(b) and Dissenting Shares as described in Section 2.4) (the “Company Merger Stock”) shall be converted into the right to receive (i) the number of shares of Parent Class A Common Stock equal to the Class A Exchange Ratio, (ii) the number of shares of Parent Common Stock equal to the Closing Common Exchange Ratio and (iii) the number of Escrow Shares equal to the Per Share Escrow Release Number, if any, upon release thereof pursuant to the Escrow Agreement (clause (i) and (ii), together with any cash paid in lieu of fractional shares with respect thereto in accordance with Section 2.2(i), the “Closing Merger Consideration” and clause (iii), together with any cash paid in lieu of fractional shares with respect thereto in accordance with Section 2.2(i) and the Closing Merger Consideration, the “Merger Consideration”). Upon

such conversion, all such shares of Company Merger Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each Company Certificate previously evidencing such shares shall thereafter represent only the right to receive the Merger Consideration. The holders of Company Certificates previously evidencing shares of Company Merger Stock shall cease to have any rights with respect to the Company Merger Stock except as otherwise provided herein or by Law and, upon the surrender of Company Certificates in accordance with the provisions of Section 2.2, shall only represent the right to receive the Merger Consideration for their shares of Company Merger Stock.

(d) The Exchange Agent shall make all computations contemplated by this Section 2.1 of this Agreement and all such computations shall be conclusive and binding on the holders of Company Common Stock absent manifest error in any such computation.

2.2 Exchange of Certificates.

(a) Parent shall appoint an agent (the “Exchange Agent”) reasonably acceptable to the Company for the purpose of exchanging certificates which immediately prior to the Effective Time evidenced shares of Company Merger Stock (the “Company Certificates”) for the applicable Closing Merger Consideration pursuant to an exchange agent agreement in form and substance reasonably satisfactory to the Company. At the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, Parent Certificates representing the Closing Merger Consideration to be exchanged or paid in accordance with this Article II, and Parent shall make available from time to time after the Effective Time as necessary, cash in an amount sufficient to pay any cash payable in lieu of fractional shares with respect to the Closing Merger Consideration pursuant to Section 2.2(i) and any dividends or distributions to which holders of shares of Company Merger Stock may be entitled pursuant to Section 2.2(c). Parent shall send, or shall cause the Exchange Agent to send, to each holder of record of shares of Company Merger Stock, promptly after the Effective Time, (i) a letter of transmittal for use in such exchange (which shall be in form and substance reasonably satisfactory to Parent and the Company and shall specify that the delivery shall be effected, and risk of loss and title in respect of the Company Certificates shall pass, only upon proper delivery of the Company Certificates to the Exchange Agent) and (ii) instructions to effect the surrender of the Company Certificates in exchange for the applicable Closing Merger Consideration, cash payable in respect thereof in lieu of any fractional shares pursuant to Section 2.2(i) and any dividends or other distributions payable in respect thereof pursuant to Section 2.2(c).

(b) Each holder of shares of Company Merger Stock that have been converted into a right to receive the Merger Consideration and any dividends or other distributions payable in respect thereof pursuant to Section 2.2(c), upon surrender to the Exchange Agent of a Company Certificate or Company Certificates, together with a properly completed letter of transmittal covering such shares and such other documents as the Exchange Agent may reasonably require, shall be entitled to receive the applicable Merger Consideration payable in respect of such shares of Company Merger Stock. The holder of such Company Certificate, upon its delivery thereof to the Exchange Agent, shall also receive any dividends or other distributions to which such holder is entitled pursuant to Section 2.2(c) and cash payable in respect thereof in lieu of any fractional shares pursuant to Section 2.2(i). Company Certificates surrendered shall forthwith be canceled as of the Effective Time. Until so surrendered, each such Company Certificate, following the Effective Time, shall represent for all purposes only the right to receive the applicable Merger Consideration, cash payable in respect thereof in lieu of any fractional shares pursuant to Section 2.2(i) and any dividends or other distributions payable in respect thereof pursuant to Section 2.2(c). No interest shall be paid or accrued for the benefit of holders of the Company Certificates on cash amounts payable upon the surrender of such Company Certificates pursuant to this Section 2.2.

(c) Whenever a dividend or other distribution is declared or made after the date hereof with respect to Parent Class A Common Stock or Parent Common Stock with a record date after the Effective Time, such declaration shall include a dividend or other distribution in respect of all shares of Parent Class A Common Stock or Parent Common Stock, as applicable, issuable pursuant to this Agreement, including the Escrow Shares. No dividends or other distributions declared or made after the Effective Time with respect to Parent Class A Common Stock or Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Certificate with respect to the Parent Class A Common Stock and Parent Common Stock such holder is entitled to receive until the holder of such Company Certificate shall surrender such Company Certificate in accordance with the provisions of this Section 2.2. Subject to applicable Law, following surrender of any such Company Certificate, there shall be paid to the record holder of the certificates representing Parent Class A Common Stock or Parent Common Stock issued in exchange therefor, without interest, at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Parent Class A Common Stock or Parent Common Stock.

(d) In the event that a transfer of ownership of shares of Company Merger Stock is not registered in the stock transfer books or ledger of the Company, or if any certificate for the applicable Merger Consideration is to be issued in a name other than that in which the Company Certificate surrendered in exchange therefor is registered, it shall be a condition to the issuance thereof that the Company Certificate or Company Certificates so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such exchange shall have paid to the Exchange Agent any transfer or other Taxes required as a result of the issuance of a certificate for Parent Class A Common Stock or Parent Common Stock in any name other than that of the registered holder of such shares of Company Merger Stock, or establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(e) After the Effective Time, there shall be no further registration of transfers of shares of Company Common Stock. If, after the Effective Time, any Company Certificate formerly representing shares of Company Common Stock is presented to the Surviving Entity, it shall be canceled and exchanged for the applicable Merger Consideration provided for, and in accordance with the procedures set forth, in this Article II.

(f) None of Parent, MergerCo, the Company or any of their respective Subsidiaries or Affiliates shall be liable to any holder of shares of Company Merger Stock for any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Each of the Exchange Agent, the Surviving Entity, Parent and the Escrow Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable to any holder of shares of Company Merger Stock, and from any cash dividends or other distributions that the holder is entitled to receive under Section 2.2(c), such amounts as the Exchange Agent, the Surviving Entity, Parent or the Escrow Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of U.S. federal, state or local tax Law or any other non-U.S. tax Law or any other applicable requirement of Law. The Surviving Entity and Parent hereby agree to, and to use commercially reasonable efforts to cause the Exchange Agent and the Escrow Agent to, remit any such amounts to the appropriate Governmental Authority. To the extent that amounts are so withheld by the Exchange Agent, the Surviving Entity, Parent or the Escrow Agent and remitted to the applicable Governmental Authority, such amounts withheld from the Merger Consideration and such other amounts payable under Section 2.2(c) shall be treated for all purposes of this Agreement as having been received by the holder of the shares of Company Merger Stock in respect of which such deduction and withholding was made by the Exchange Agent, the Surviving Entity, Parent or the Escrow Agent.

(h) Any portion of the certificates evidencing the Parent Class A Common Stock, Parent Common Stock, the cash to be paid in respect of fractional shares pursuant to Section 2.2(i), and the cash or other property in respect of dividends or other distributions pursuant to Section 2.2(c) supplied to the Exchange Agent which remains unclaimed by the holders of shares of Company Merger Stock for a period of time longer than twelve months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged his shares of Company Merger Stock for the applicable Merger Consideration in accordance with this Section 2.2 prior to the time of demand shall thereafter look only to Parent for delivery of the applicable Merger Consideration, and payment of any cash payable in respect thereof in lieu of any fractional shares pursuant to Section 2.2(i) and any dividends or distributions with respect to Parent Class A Common Stock and Parent Common Stock to which they were entitled pursuant to Section 2.2(c), in each case, without interest.

(i) No certificates representing a fractional share of Parent Class A Common Stock or Parent Common Stock shall be issued in exchange for shares of Company Merger Stock upon the surrender for exchange of a Company Certificate. In lieu of any such fractional share, each holder of shares of Company Merger Stock who would otherwise have been entitled to a fraction of a share of Parent Class A Common Stock or Parent Common Stock upon surrender of Company Certificates for exchange (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit in the manner provided in Section 2.2(j)) shall be paid upon such surrender (and after taking into account and aggregating shares of Parent Class A Common Stock represented by all Company Certificates surrendered by such holder and separately taking into account and aggregating shares of Parent Common Stock represented by all Company Certificates surrendered by such holder) cash (without interest) in an amount equal to the product obtained by multiplying (a) the fractional share interest of Parent Class A Common Stock or Parent Common Stock, as applicable, to which such holder (after taking into account and aggregating all shares of Parent Class A Common Stock or Parent Common Stock, as applicable, represented by all Company Certificates surrendered by such holder) would otherwise be entitled by (b) the Closing Market Price (it being understood that such Closing Market Price shall also be used with respect to any fractional share of Parent Class A Common Stock). In addition, in lieu of the release of any fractional Escrow Share pursuant to the Escrow Agreement, each holder of shares of Company Merger Stock who would otherwise have been entitled to a fraction of an Escrow Share (and after taking into account and aggregating any fractional Escrow Shares to which such holder would otherwise be entitled) shall be paid at such time as the fractional Escrow Share would otherwise have been released to such holder pursuant to the Escrow Agreement a cash payment (without interest) from Parent in an amount equal to the product obtained by multiplying (a) the fractional share interest of an Escrow Share (and after taking into account and aggregating any fractional Escrow Shares to which such holder would otherwise be entitled) to which such holder would otherwise be entitled by (b) the Closing Market Price. Upon payment by Parent for any fractional Escrow Share, such fractional Escrow Share shall be canceled and retired and shall cease to exist.

(j) In the event any Company Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Company Certificates, upon the making of an affidavit of that fact by the holder thereof, the applicable Merger Consideration and any dividends or other distributions as may be required pursuant to this Article II in respect of the shares of Company Merger Stock represented by such lost, stolen or destroyed Company Certificates.

2.3 Escrow. Immediately prior to the Effective Time, the Shareholders’ Representative and Parent shall enter into an escrow agreement substantially in the form of Exhibit D attached hereto (the “Escrow Agreement”) with an escrow agent (the “Escrow Agent”) reasonably acceptable to the Company and Parent. At the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Escrow Agent, Parent Certificates or a book-entry in Escrow Agent’s account representing the Escrow Shares. The Escrow Shares shall be held and distributed pursuant to the Escrow Agreement.

2.4 Dissenters’ Rights.

(a) Notwithstanding anything in this Agreement to the contrary, any shares of Company Common Stock (“Dissenting Shares”) which are issued and outstanding immediately prior to the Effective Time and which are held by stockholders of the Company who have filed with the Company, before the taking of the vote of the stockholders of the Company to adopt and approve this Agreement, written objections to such approval stating their intention to demand payment for such shares of Company Common Stock if the Merger is consummated, and who have not voted such shares of Company Common Stock in favor of the adoption and approval of this Agreement and have otherwise complied in all respects with the applicable provisions of Sections 92A.300 through 92A.500 of the NRS (the “Dissenters’ Rights Provisions”), will not be converted as described in Section 2.1, but will thereafter constitute only the right to receive payment of the fair value of such shares of Company Common Stock in accordance with the Dissenters’ Rights Provisions; provided, however, that all shares of Company Common Stock held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such shares of Company Common Stock under the Dissenters’ Rights Provisions shall thereupon be deemed to have been canceled and retired and to have been converted, as of the Effective Time, into the right to receive the Merger Consideration, without interest, in the manner provided in Section 2.2. Persons who have perfected statutory rights with respect to Dissenting Shares as aforesaid will not be paid the Merger Consideration by the Surviving Entity as provided in this Agreement and will have only such rights as are provided by the Dissenters’ Rights Provisions with respect to such Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, if Parent, MergerCo or the Company abandon or are finally enjoined or prevented from carrying out, or the stockholders rescind their adoption and approval of, this Agreement, the right of each holder of Dissenting Shares to receive the fair value of such Dissenting Shares in accordance with the Dissenters’ Rights Provisions will terminate, effective as of the time of such abandonment, injunction, prevention or rescission. The Company shall give Parent and MergerCo prompt notice of any demands received by the Company for the exercise of dissenters’ rights with respect to shares of Company Common Stock and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent (which shall not be unreasonably withheld), make any payment with respect to, or settle or offer to settle, any such demands.

(b) Each dissenting stockholder who becomes entitled under the Dissenters’ Rights Provisions to payment for Dissenting Shares shall receive payment therefor after the Effective Time from the Surviving Entity (but only after the amount thereof shall have been agreed upon or finally determined pursuant to the Dissenters’ Rights Provisions), and such shares of Company Common Stock shall be canceled.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF

PARENT AND MERGERCO

Except as set forth in the disclosure schedules delivered to the Company at or prior to the execution hereof (the “Parent Disclosure Schedule”), Parent and MergerCo jointly and severally hereby represent and warrant to the Company as follows:

3.1 Organization. Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and MergerCo is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of Parent and MergerCo has all requisite corporate or limited liability company, as applicable, power and authority to own, lease and operate their properties and to carry on their businesses as now being conducted, except for failures to have such power and authority as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

3.2 Organizational Documents. The copies of the Organizational Documents of Parent and MergerCo that were previously delivered to the Company are complete and correct copies thereof as in effect on the date hereof.

3.3 Authorization; Validity of Agreement; Necessary Action.

(a) Each of Parent and MergerCo has all requisite corporate or limited liability company, as applicable, power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder, subject to the approval of the issuance of shares of Parent Class A Common Stock and Parent Common Stock in the Merger for purposes of the NYSE Rule (the “Parent Share Issuance”), the approval of the Parent Charter Amendment and the approval of the Merger pursuant to Article 4(D)(2) of the Parent Charter by the applicable Required Parent Stockholder Votes.

The execution, delivery and performance by each of Parent and MergerCo of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on behalf of Parent, except for the Required Parent Stockholder Votes, and by all necessary limited liability company action on behalf of MergerCo, and no other action on the part of either Parent or MergerCo is necessary to authorize the execution and delivery by Parent and MergerCo of this Agreement or any of the Ancillary Agreements to which it is a party, the consummation of the transactions contemplated hereby or thereby and the performance of their respective obligations hereunder or thereunder. Each of this Agreement and the Ancillary Agreements to which it is a party has been duly executed and delivered by each of Parent and MergerCo and, assuming due and valid authorization, execution and delivery hereof and thereof by the Company and the other parties thereto, is a legal, valid and binding obligation of each of Parent and MergerCo, enforceable against each of them in accordance with its terms, except that such enforceability (a) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (b) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(b) The Parent Special Committee, at a meeting duly called and held, has unanimously (i) determined that this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby, including the Merger, are fair to, and in the best interests of, Parent and the Parent Committee Stockholders and (ii) recommended that the Parent Board approve and adopt this Agreement and the Ancillary Agreements and approve the transactions contemplated hereby and thereby, including the Merger. The Parent Board, at a meeting duly called and held, has, by the unanimous vote of the directors who voted, (x) approved and adopted this Agreement and the Ancillary Agreements and approved the transactions contemplated hereby and thereby, including the Merger, (y) determined that this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby, including the Merger, are fair to, and in the best interests of, Parent and the stockholders of Parent, and (z) resolved to recommend that the stockholders of Parent vote to approve the Parent Share Issuance, to approve and adopt the Parent Charter Amendment and to approve the Merger at the Parent Stockholders Meeting.

(c) Parent has taken all appropriate actions so that the restrictions on business combinations contained in Section 203 of the DGCL will not apply with respect to or as a result of the execution or performance of this Agreement, the Stockholder Agreement, the Voting Trust Agreement, the Parent Support Agreement or the Company Support Agreement, or the consummation of the transactions contemplated hereby (including the Merger) or thereby, or the acquisition of any Parent Class A Common Stock or Parent Common Stock by any Smith Family Member in accordance with the Stockholder Agreement or, after termination of the Stockholder Agreement, the acquisition of any Parent Class A Common Stock or Parent Common Stock by any Smith Family Member (i) from any Existing Class A Holder or from any Permitted Transferee (each as defined in the Parent Charter Amendment), (ii) in a “brokers transaction” (within the meaning of Rule 144 under the Securities Act) or (iii) in any privately negotiated transaction that does not otherwise constitute a “tender offer” (within the meaning of Section 14(d) under the Exchange Act) (a “Family Purchase”). No other state takeover statute or similar statute or regulation applies or purports to apply to this Agreement, the Stockholder Agreement, the Voting Trust Agreement, the Parent Support Agreement or the Company Support Agreement, or the consummation of the transactions contemplated hereby (including the Merger) or thereby, or a Family Purchase.

3.4 Consents and Approvals; No Violations. Other than (1) filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act, the Securities Act, and state securities or state “Blue Sky” laws, (2) filing of the Articles of Merger and the Certificate of Merger, (3) receipt of the Required Parent Stockholder Votes, (4) compliance with applicable reporting requirements of the IRS with respect to the Merger, (5) compliance with the NYSE Rule, and (6) as otherwise set forth in Section 3.4 of the Parent Disclosure Schedule, none of the execution, delivery or performance of this Agreement or any Ancillary Agreement to which it is a party by Parent or MergerCo, the consummation by Parent or MergerCo of the transactions contemplated hereby or thereby or compliance by Parent or MergerCo with any of the provisions hereof or thereof will (a) conflict with or result in any breach of any provision of the Organizational Documents of Parent or MergerCo, (b) require any material filing with, material notice by, or material permit, authorization, consent or approval of, any Governmental Authority or any other Person, (c) result in a material violation or material breach of, or constitute (with or without due notice or lapse of time or both) a material default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any Contract to which Parent, MergerCo or any of Parent’s other Subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound, or (d) violate in any material respect any Law applicable to Parent, MergerCo or any of Parent’s other Subsidiaries or any of their properties or assets.

3.5 Capitalization. The authorized capital stock of Parent consists of 14,000,000 shares of Parent Class A Common Stock, 60,000,000 shares of Parent Common Stock and 3,000,000 shares of Preferred Stock, par value $1.00 per share (“Parent Preferred Stock”). As of the date of this Agreement, (1) 8,240,166 shares of Parent Class A Common Stock are issued and outstanding, (2) 32,595 shares of Parent Class A Common Stock are held in treasury, (3) 21,878,932 shares of Parent Common Stock are issued and outstanding, (4) 2,397,769 shares of Parent Common Stock are held in treasury, (5) no shares of Parent Preferred Stock are issued or outstanding and (6) 10,753,239 shares of Parent Common Stock are reserved for issuance upon the exercise or payment of stock options or other commitments to issue shares of Parent Common Stock outstanding on such date. The shares of Parent Class A Common Stock and Parent Common Stock to be issued in the Merger (including the shares of Parent Common Stock issuable upon conversion of shares of Parent Class A Common Stock to be issued in the Merger) will have been duly authorized as of the Effective Time and, if and when issued in accordance with the terms hereof, will be validly issued, fully paid and non-assessable, and free of preemptive and similar rights in favor of third parties.

3.6 Brokers. Except as set forth in Section 3.6 of the Parent Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent, MergerCo or any of Parent’s other Subsidiaries.

3.7 Litigation. Except as set forth in Section 3.7 of the Parent Disclosure Schedule, there is no suit, claim, action, proceeding, litigation, arbitration or investigation pending or, to the Knowledge of Parent, threatened against Parent or MergerCo relating to the transactions contemplated by this Agreement or any of the Ancillary Agreements and neither Parent nor MergerCo is subject to any outstanding order, writ, judgment, injunction or decree of any Governmental Authority relating to the transactions contemplated by this Agreement or any of the Ancillary Agreements.

3.8 Vote Required. Other than (i) the affirmative vote to approve the Parent Share Issuance of the holders of Parent Class A Common Stock and Parent Common Stock, voting together as a single class, representing a majority of the votes cast by such holders at a meeting of stockholders of Parent called for such purpose and entitled to vote thereon, (ii) the affirmative vote of the holders of Parent Class A Common Stock and Parent Common Stock, voting together as a single class, representing a majority of the votes of the outstanding shares of Parent Class A Common Stock and Parent Common Stock and the affirmative vote of the holders of a majority of the outstanding shares of Parent Class A Common Stock to approve the Parent Charter Amendment and (iii) the affirmative vote of the holders of Parent Class A Common Stock and Parent Common Stock, voting together as a single class, representing two-thirds of the votes cast by such holders to approve the Merger in accordance with Article 4(D)(2) of the Parent Charter (together, the “Required Parent Stockholder Votes”), no vote or consent of the holders of any class or series of capital stock of Parent is required to approve this Agreement or the Ancillary Agreements or the transactions contemplated hereby (including the Merger) or thereby.

3.9 Opinion of Financial Advisor. The Parent Special Committee and Parent Board have received the opinion of Morgan Stanley & Co. Incorporated to the effect that, as of the date hereof, the exchange ratio is fair from a financial point of view to Parent.

3.10 MergerCo. MergerCo was formed solely for the purpose of engaging in the Merger and the other transactions contemplated by this Agreement. As of the date hereof and as of the Effective Time, all of the outstanding MergerCo Membership Units are and will be owned directly by Parent. As of the date hereof and the Effective Time, except for obligations or liabilities incurred in connection with its organization and the transactions contemplated by this Agreement, MergerCo has not and will not have incurred, directly or indirectly, through any Subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type whatsoever or entered into any agreements or arrangements with any Person, which would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

3.11 Registration Statement; Joint Proxy Statement/Prospectus. None of the information supplied or to be supplied by Parent or MergerCo for inclusion or incorporation by reference in (a) the Form S-4 will, at the time it becomes effective under the Securities Act or at the time of the Company Stockholders Meeting or the time of the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading or (b) the Joint Proxy Statement/Prospectus will, at the date it is first mailed to the Company’s stockholders or Parent’s stockholders or at the time of the Company Stockholders Meeting or the time of the Parent Stockholders Meeting, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 and the Joint Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing provisions in this Section 3.11, no representation or warranty is made by Parent or MergerCo with respect to information or statements supplied by the Company or any of its stockholders for inclusion or incorporation by reference in the Form S-4 or the Joint Proxy Statement/Prospectus.

3.12 No Other Representations or Warranties. Except for the representations and warranties made by Parent and MergerCo in this Article III, neither Parent nor MergerCo makes any representations or warranties, and Parent and MergerCo hereby disclaim any other representations or warranties, with respect to Parent, MergerCo or any of the other Subsidiaries of Parent, or its or their businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or the negotiation, execution, delivery or performance of this Agreement by Parent and MergerCo, notwithstanding the delivery or disclosure to the Company or its Affiliates or representatives of any documentation or other information with respect to any one or more of the foregoing.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedules delivered to Parent and MergerCo at or prior to the execution hereof (the “Company Disclosure Schedule”), the Company represents and warrants to Parent and MergerCo as follows:

4.1 Organization and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Nevada. The Company has all requisite corporate power and authority and all approvals of Governmental Authorities necessary to own, lease and operate its properties and carry on its business as now being conducted, except for failures to have such power and authority as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. The Company is duly qualified and licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

4.2 Organizational Documents. The copies of the Organizational Documents of the Company that were previously delivered to Parent are complete and correct copies thereof as in effect on the date hereof.

4.3 Authorization; Validity of Agreement; Necessary Action.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder, subject to the approval of this Agreement and the Merger by the Required Company Stockholder Vote. The execution, delivery and performance by the Company of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on behalf of the Company, except for the Required Company Stockholder Vote, and no other action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the Ancillary Agreements to which it is a party, the consummation of the transactions contemplated hereby and thereby and the performance of its obligations hereunder and thereunder. This Agreement and the Ancillary Agreements to which it is a party have been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery hereof by Parent, MergerCo and the other parties thereto, is a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, except for the Bankruptcy and Equity Exception.

(b) The Company Special Committee, at a meeting duly called and held, has unanimously (i) determined that this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby, including the Merger, are fair to, and in the best interests of, the Company and the Company Committee Stockholders and (ii) recommended that the Company Board approve and adopt this Agreement and the Ancillary Agreements and approve the transactions contemplated hereby and thereby, including the Merger. The Company Board, at a meeting duly called and held, has unanimously (x) approved and adopted this Agreement and the Ancillary Agreements and approved the transactions contemplated hereby and thereby, including the Merger, (y) determined that this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby, including the Merger, are fair to, and in the best interests of, the Company and the stockholders of the Company, and (z) resolved to recommend that the stockholders of the Company vote to approve and adopt the Merger and this Agreement at the Company Stockholders Meeting.

(c) No state takeover statute or similar statute or regulation, including the restrictions on business combinations contained in Section 78.411 through 78.444 of the NRS, applies or purports to apply to this Agreement or the Company Support Agreement, or the consummation of the transactions contemplated hereby (including the Merger) or thereby.

4.4 Consents and Approvals; No Violations. Other than (1) filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act, the Securities Act, and state securities or state “Blue Sky” Laws, (2) filing of the Articles of Merger and the Certificate of Merger, (3) receipt of the Required Company Stockholder Vote, (4) compliance with applicable reporting requirements of the IRS with respect to the Merger, and (5) as otherwise set forth in Section 4.4 of the Company Disclosure Schedule, none of the execution, delivery or performance of this Agreement or any Ancillary Agreement by the Company and SpinCo, the consummation by the Company and SpinCo of the transactions contemplated hereby or thereby or compliance by the Company and SpinCo with any of the provisions hereof or thereof will (a) conflict with or result in any breach of any provision of the Organizational Documents of the Company or SpinCo, (b) require any material filing with, material notice by, or material permit, authorization, consent or approval of, any Governmental Authority or any other Person, (c) result in a material violation or material breach of, or constitute (with or without due notice or lapse of time or both) a material default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any Contract to which the Company, SpinCo or any Company Subsidiary is a party or by which any of them or any of their respective properties or assets may be bound or (d) violate in any material respect any Law applicable to the Company, SpinCo, any Company Subsidiary or any of their respective properties or assets.

4.5 Capitalization. The authorized capital stock of the Company consists of 10,000,000 shares of Company Common Stock. As of the date of this Agreement, (a) 3,317,066 shares of Company Common Stock are issued and outstanding, and (b) no shares of Company Common Stock are held in the treasury of the Company. A true and complete list of the holders of record of Company Common Stock as of December 1, 2008 is attached to Section 4.5 of the Company Disclosure Schedule. The Company shall provide Parent an updated list of holders of record of Company Common Stock as of the most recent practicable date prior to the Closing Date. There are no outstanding (i) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in the Company, (ii) options, restricted stock, warrants, rights or other agreements or commitments to acquire from the Company, or obligations of the Company to issue or transfer, any capital stock, voting securities or other ownership interests (or securities convertible into or exchangeable for capital stock or voting securities or other ownership interests) in the Company, or (iii) obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock, voting securities or other ownership interests in the Company. Except as set forth in Section 4.5 of the Company Disclosure Schedule, there are no outstanding obligations, commitments or arrangements, contingent or otherwise, of the Company to purchase, redeem or otherwise acquire any shares of Company Common Stock. All of the issued and outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and non-assessable, and free of preemptive and similar rights in favor of third parties. Except for the Company Support Agreement or as otherwise disclosed in the Schedule 13D, there are no agreements or understandings to which the Company is a party with respect to the voting of any shares of capital stock of the Company or which restrict the transfer of any such shares, nor does the Company have Knowledge of any third party agreements or understandings with respect to the voting of any such shares or which restrict the transfer of any such shares. Except as set forth in Section 4.5 of the Company Disclosure Schedule, since December 31, 1988, to the Knowledge of the Company, the Company has not manufactured any products or sold any goods or services of any kind or engaged in any business (excluding operations conducted by any Subsidiary of the Company).

4.6 Subsidiaries.

(a) As of the date of this Agreement, the only Subsidiaries of the Company are the Company Subsidiaries and SpinCo. During the period from December 31, 1988 to the date of this Agreement, to the Knowledge of the Company, except for the Company Subsidiaries and SpinCo or as set forth in Section 4.6(a) of the Company Disclosure Schedule, the Company has not had any Subsidiaries. After giving effect to the Spin-Off, the Company will not have any Subsidiaries, and the Company will not own directly or indirectly any interest or investment (whether equity or debt) in any Person other than the Company Parent Stock Holdings. Since December 31, 1988, to the Knowledge of the Company, the Company Subsidiaries have not engaged in any business other than the businesses set forth in Section 4.6(a) of the Company Disclosure Schedule.

(b) Each Company Subsidiary is a corporation duly organized, validly existing and in good standing or equivalent status under the Laws of the jurisdiction of its incorporation. Each Company Subsidiary has all requisite corporate power and authority and all approvals of Governmental Authorities necessary to own, lease and operate its properties and carry on its business as now being conducted, except for failures to have such power and authority as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. Each Company Subsidiary is duly qualified and licensed to do business, and is in good standing or equivalent status, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(c) Each outstanding share of capital stock of each Subsidiary of the Company is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by the Company, free and clear of all liens, rights of first refusal or similar rights. There are no options, warrants, restricted stock or other rights, agreements, arrangements or commitments of any character to which the Company or any Subsidiary of the Company is a party or by which the Company or any Subsidiary of the Company is bound obligating the Company or any Subsidiary of the Company to issue or sell, or to repurchase, redeem or otherwise acquire any Equity Interests in, any Subsidiary of the Company.

(d) SpinCo is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware. SpinCo was formed solely for the purpose of engaging in the Spin-Off. As of the date hereof, all of the outstanding Equity Interests of SpinCo are owned directly by the Company. As of the date hereof, except for obligations or liabilities incurred in connection with its organization and the transactions contemplated by this Agreement, SpinCo has not incurred, directly or indirectly, through any of its Subsidiaries, any obligations or liabilities or engaged in any business activities of any type whatsoever or entered into any agreements or arrangements with any Person. SpinCo has all requisite limited liability company power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder. The execution, delivery and performance by SpinCo of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary limited liability company action on behalf of SpinCo, and no other action on the part of SpinCo is necessary to authorize the execution and delivery by SpinCo of this Agreement or any of the Ancillary Agreements, the consummation of the transactions contemplated hereby or thereby and the performance of its obligations hereunder or thereunder. Each of this Agreement and the Ancillary Agreements to which it is a party have been duly executed and delivered by SpinCo and, assuming due and valid authorization, execution and delivery hereof by each of Parent, MergerCo and the other parties thereto (other than the Company), is a legal, valid and binding obligation of SpinCo, enforceable against it in accordance with its terms, except for the Bankruptcy and Equity Exception.

4.7. Permits; Compliance With Law. The Company and each Subsidiary of the Company is in possession of all material authorizations, licenses, permits, certificates, approvals and clearances of any Governmental Authority necessary for the Company and such Subsidiary to own, lease and operate its properties or to carry on its respective businesses substantially as it is being conducted as of the date hereof (collectively, the “Company Permits”), and all such Company Permits are in full force and effect in all material respects. Except as set forth in Section 4.7 of the Company Disclosure Schedule, none of the Company or any Subsidiary of the Company is (or has been in the past three years) in material conflict with, or in material default or material violation of, (a) any Law applicable to the Company or any Subsidiary of the Company or by which any property or asset of the Company or any Subsidiary of the Company is bound or affected or (b) any Company Permits.

4.8 Financial Statements.

(a) Attached to Section 4.8(a) of the Company Disclosure Schedule is a copy of the audited consolidated financial statements of the Company and its Subsidiaries containing consolidated balance sheets as of December 31, 2007, 2006 and 2005, and consolidated statements of income, shareholders’ equity and cash flows for the periods ended December 31, 2007, 2006 and 2005, together with the related auditors’ reports thereon (such balance sheets, statements of income, shareholders’ equity and cash flows, collectively, the “Company Audited Financial Statements”). The Company Audited Financial Statements (including the notes thereto) (i) were prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis and (ii) present fairly, in all material respects, the consolidated financial position and the results of operations of the Company and its Subsidiaries as of the respective dates thereof and for the respective periods indicated therein, except, in the case of clause (i) and (ii), as may be indicated in the notes thereto or in the auditor’s report and that the Company Audited Financial Statements do not consolidate the Company’s investment in Parent as required by GAAP and instead accounts for the Company’s investment in Parent using the equity method.

(b) The unaudited consolidated financial statements of the Company and its Subsidiaries containing a consolidated balance sheet as of September 30, 2008 and a consolidated statement of income, shareholders’ equity and cash flows for the nine months ended September 30, 2008 attached hereto as Section 4.8(b) of the Company Disclosure Schedule (the “Company Unaudited Financial Statements”) (i) were prepared in accordance with GAAP applied on a consistent basis and (ii) present fairly, in all material respects, the financial position and results of operations of the Company and its Subsidiaries as of and for the nine month period ending September 30, 2008, subject, in the case of clause (i) and clause (ii), to normal year-end adjustments, none of which are expected to be material in amount or effect, and, in the case of clause (i) and clause (ii), except that the Company Unaudited Financial Statements do not contain the notes required by GAAP and the Company Unaudited Financial Statements do not consolidate the Company’s investment in Parent as required by GAAP and instead account for the Company’s investment in Parent using the equity method.

(c) Except as and to the extent set forth on the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2007 or the unaudited consolidated balance sheet of the Company and its Subsidiaries as of September 30, 2008, none of the Company or any of its Subsidiaries has any material liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on a balance sheet or in the notes thereto prepared in accordance with GAAP, except for (i) normal year-end adjustments, none of which are expected to be material in amount or effect, and (ii) liabilities or obligations incurred in the ordinary course of business since September 30, 2008. Neither the Company nor any Subsidiary of the Company is party to any “Off Balance Sheet Arrangement” as defined in Item 303(a)(4)(ii) of Regulation S-K under the Securities Act.

(d) As of the date of this Agreement, except as set forth in Section 4.8(d) of the Company Disclosure Schedule, none of the Company, SpinCo or any Company Subsidiary has any outstanding indebtedness for money borrowed or any guarantee of indebtedness for money borrowed.

(e) None of the Company, SpinCo or any Company Subsidiary is required to file reports with the SEC under Section 13(a) or 15(d) of the Exchange Act.

(f) After giving effect to the Spin-Off, SpinCo shall have assumed all liabilities, whether accrued, absolute, fixed, contingent or otherwise, whether due or to become due, whether or not known of the Company, except for the obligations of the Company under this Agreement and the Ancillary Agreements to which it is a party or as set forth in Section 4.8(f) of the Company Disclosure Schedule.

(g) After giving effect to the Spin-Off, the Company will not have any assets, properties, rights, contracts, leases or claims of any kind, whether tangible or intangible, and whether real, personal or mixed, except for the Company Parent Stock Holdings, for the rights of the Company under this Agreement and the Ancillary Agreements to which it is a party or as set forth in Section 4.8(g) of the Company Disclosure Schedule.

4.9 Brokers. Except as set forth in Section 4.9 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company, SpinCo or any other Subsidiary of the Company.

4.10 Absence of Certain Changes or Events. Since December 31, 2007, except as specifically contemplated by, or as disclosed in, this Agreement or in the Company Disclosure Schedule, the Company and its Subsidiaries have conducted their businesses in all material respects in the ordinary course and neither the Company nor any Subsidiary of the Company has incurred or assumed any indebtedness for borrowed money (whether directly or by way of guarantee or otherwise) or incurred any material liability or obligation not in the ordinary course of business or entered into any transaction other than in the ordinary course of business (other than as specifically contemplated by this Agreement) that creates any such indebtedness, liability or other obligation. Since December 31, 2007, the Company and its Subsidiaries have not suffered a Company Material Adverse Effect, and there has not been any change, condition, event or development that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.11 Employee Benefit Plans.

(a) Section 4.11(a) of the Company Disclosure Schedule sets forth a correct and complete list of all of the following types of Company Benefit Plans: pension, retirement,

profit sharing, deferred compensation, stock option, change in control, retention, equity or equity-based compensation, stock purchase, employee stock ownership and severance pay plans and employment or consulting agreements. The Company has made available to Parent true, complete and correct copies of (i) each Company Benefit Plan required to be listed in Section 4.11(a) of the Company Disclosure Schedule (or written summary thereof, in the case of any unwritten Company Benefit Plans), (ii) the most recent annual report with respect to each Company Benefit Plan required to be filed on Form 5500 with accompanying schedules and attachments, (iii) the most recent summary plan description prepared for each Company Benefit Plan, and (iv) each trust agreement relating to the funding or payment of benefits under any Company Benefit Plan. Except as set forth in Section 4.11(a) of the Company Disclosure Schedule, there are no material amendments to any Company Benefit Plan that have been adopted or approved nor has the Company or any Company Subsidiary adopted or approved any new Company Benefit Plan since December 31, 2007. There are, and for the last six years have been, no other ERISA Affiliates of the Company other than SpinCo and the Company Subsidiaries.

(b) All Company Benefit Plans that are intended to be qualified under Section 401(a) of the Code are so qualified in form and operation and have been determined by the IRS to be so qualified, or have filed on a timely basis with the IRS to obtain a determination letter under Section 401(a) of the Code, and, to the Knowledge of the Company, nothing has occurred that would materially and adversely affect the qualification of any such plan. All of the Company Benefit Plans and the related trusts comply with and have been administered in compliance in all material respects with, as applicable, (i) the provisions of ERISA, (ii) all provisions of the Code, (iii) all other applicable Laws and (iv) their terms and the terms of any collective bargaining, collective labor agreements, insurance and annuity contracts and other funding arrangements. There are no material unresolved claims or disputes under the terms of, or in connection with, the Company Benefit Plans other than routine claims for benefits. There has not been any non-exempt prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Company Benefit Plan, fiduciary, party in interest or disqualified personnel with respect thereto. No litigation has been commenced with respect to any Company Benefit Plan and, to the Knowledge of the Company, no such litigation is threatened (other than routine claims for benefits). There are no governmental audits or investigations pending or, to the Knowledge of the Company, threatened in connection with any Company Benefit Plan. All contributions and other payments required to be made by the Company or any Company Subsidiary to any Company Benefit Plan (or to any person pursuant to the terms thereof) have been made on a timely basis and all other contributions, payments and unfunded benefit liabilities have been fully accrued in accordance with GAAP.

(c) Except as set forth in Section 4.11(c) of the Company Disclosure Schedule, no Company Benefit Plan provides welfare-type benefits including death or medical benefits (whether or not insured) to employees or former employees of the Company or any Subsidiary of the Company beyond their retirement or other termination of service, other than pursuant to Section 4980B of the Code; and the Company and each Company Subsidiary is in compliance in all material respects with the applicable requirements of COBRA and Title I, Part 6 of ERISA and the requirements of the Health Insurance Portability and Accountability Act of 1996, or any amendment to each such act, or any similar provisions of state Law.

(d) If a Company Benefit Plan is funded by an insurance policy or is self-funded and the Company or a Subsidiary of the Company is a party to a third party stop-loss insurance policy with respect to the Company Benefit Plan, the Company or the Subsidiary of the Company, as applicable, has complied with all terms of the insurance policy and has timely paid all premiums owing with respect to such insurance policy through the Closing Date. The transactions contemplated by this Agreement will not cancel, impair or reduce amounts payable under any such insurance policy except as would not reasonably be expected to have a Company Material Adverse Effect.

(e) Except as set forth in Section 4.11(e) of the Company Disclosure Schedule, the execution and delivery of this Agreement and the Ancillary Agreements do not, and the consummation of the transactions contemplated hereby and thereby will not (either alone or in combination with any other event) (i) entitle current or former employees, directors, officers or consultants of the Company or any Subsidiary of the Company to any additional compensation, severance or other benefits, or (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Company Benefit Plan. No payment or benefit which has been, will or may be made by the Company or any Subsidiary of the Company with respect to any current or former employee in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement is reasonably likely to result in a material amount of “excess parachute payments” within the meaning of Section 280G(b)(1) of the Code.

(f) No Company Benefit Plan is a “multiemployer pension plan” (as such term is defined in Section 3(37) of ERISA) (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”). Neither the Company, any Company Subsidiary nor any ERISA Affiliate has within the past six years contributed to or been required to contribute to any Multiemployer Plan or Multiple Employer Plan or has withdrawn from any Multiemployer Plan where such withdrawal has resulted or would result in any “withdrawal liability” (within the meaning of Section 4201 of ERISA) that has not been fully paid.

(g) No Company Benefit Plan is an employee pension benefit plan that is subject to Title IV of ERISA, or Section 302 of ERISA or Section 412 or 4971 of the Code.

(h) No Company Benefit Plan provides benefits to any employee or former employee (or to their beneficiaries or dependents) employed outside the United States.

4.12 Labor Matters. There are no pending or, to the Knowledge of the Company, threatened organizational activities or demands in writing for recognition by a labor organization seeking to represent employees of the Company or any Subsidiary of the Company, and no such organizational activities or demands in writing for recognition have occurred in the past three years. Neither the Company nor any Subsidiary of the Company is a party to or bound by any contract or collective bargaining agreement with any labor or similar organization. There are no material charges, proceedings or actions pending or, to the Knowledge of the Company, threatened in writing, before the Equal Employment Opportunity Commission, the Department of Labor, Occupational Safety and Health Administration or any other Governmental Authority responsible for the prevention of unlawful employment practices. The Company and the Subsidiaries of the Company are (and in the past three years have been) in compliance in all material respects with all applicable Laws relating to employment and employment practices, wages, hours and terms and conditions of employment.

4.13 Legal Proceedings. Except as set forth in Section 4.13 of the Company Disclosure Schedule, (a) there is no suit, claim, action, proceeding, litigation, arbitration or investigation pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries relating to the transactions contemplated by this Agreement or any of the Ancillary Agreements, (b) there is no other material suit, claim, action, proceeding, litigation, arbitration or investigation pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries, (c) neither the Company nor any of its Subsidiaries is subject to any outstanding order, writ, judgment, injunction or decree of any Governmental Authority relating to the transactions contemplated by this Agreement or any of the Ancillary Agreements and (d) neither the Company nor any of its Subsidiaries is subject to any other material outstanding and unsatisfied order, writ, injunction, decree or arbitration ruling, award or other finding of a Governmental Authority.

4.14 Real Estate.

(a) Section 4.14 of the Company Disclosure Schedule sets forth a description of each piece of real property owned, leased, subleased, licensed or otherwise occupied by the Company or any Subsidiary of the Company in the conduct of their respective businesses (the “Company Real Property”). Except as set forth in Section 4.14 of the Company Disclosure Schedule, since December 31, 1988, to the Knowledge of the Company, the Company has not (i) owned any real property or (ii) leased or subleased any real property that was used as a site for manufacturing operations.

(b) With respect to the Company Real Property owned by the Company or a Subsidiary of the Company, all material Taxes which are due and payable have been paid.

4.15 Environmental Matters. Except as set forth in Section 4.15 of the Company Disclosure Schedule:

(a) The Company and each Subsidiary of the Company (i) is (and has been in the past three years) in compliance in all material respects with all, and is not (and has not been in the past three years) subject to any material liability with respect to any, applicable Environmental Laws, (ii) has obtained and maintains in full force and effect all permits, approvals, identification numbers, licenses or other authorizations required under any applicable Environmental Law (the “Environmental Permits”) necessary to conduct their current operations, and (iii) is in compliance in all material respects with their respective Environmental Permits.

(b) To the Knowledge of the Company, (i) there is no Release or threatened Release of any Hazardous Substance existing on, beneath or from the surface, subsurface, ground water or sediment associated with the Company Real Property, except in compliance with its Environmental Permits or Environmental Laws, and (ii) neither the Company nor any Subsidiary of the Company has caused or suffered to occur any Release of any Hazardous Substance existing on, beneath or from or in the vicinity of any properties formerly owned, leased, operated or used by the Company or any Subsidiary of the Company, except in compliance with its Environmental Permits or Environmental Laws.

(c) Neither the Company nor any Subsidiary of the Company has received any written notice, demand, letter, citation, directive, summons, order or information request, nor is any order, suit, claim, proceeding, citation, directive, summons or investigation pending or, to the Knowledge of the Company, threatened pursuant to any Environmental Law relating to (i) the ownership, lease, occupation, operation or use of any Company Real Property or any real property formerly owned, leased, occupied, operated or used by the Company or any Subsidiary of the Company, (ii) any alleged violation of or liability under any Environmental Law by the Company or any Subsidiary of the Company, (iii) the Release or threatened Release of any Hazardous Substance by the Company or any Subsidiary of the Company on, under, in or from the surface, subsurface, groundwater, sediment, rivers or other bodies of water associated with the Company Real Property, or any real property formerly owned, leased, occupied or used by the Company or any Subsidiary of the Company.

(d) None of the Company or any Subsidiary of the Company has entered into or agreed to any consent decree or order or is subject to any judgment, decree or order relating to (i) compliance with or violation of Environmental Laws or Environmental Permits or (ii) the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of any Hazardous Substance.

(e) None of the Company Real Property is listed or, to the Knowledge of the Company, proposed for listing on the “National Priorities List” under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as updated through the date hereof, or any similar state or foreign list of sites requiring investigation or cleanup.

4.16 Taxes. Except as set forth in Section 4.16 of the Company Disclosure Schedule:

(a) The Company and each Subsidiary of the Company have complied in all material respects with all Laws relating to Taxes and have timely (taking into account any extension of time to file granted or obtained) filed all income Tax Returns (including any elections and designations required by any such Tax Return) required to be filed in accordance with all applicable Laws and all such Tax Returns are true, complete and accurate in all material respects.

(b) All material Taxes which are due and payable (whether or not shown as due on a Tax Return) by the Company or any Subsidiary of the Company have been paid, including installments, except with respect to matters contested in good faith or for which adequate reserves have been established. There are no unpaid assessments for additional Taxes of the Company or any Company Subsidiary for any period and, to the Knowledge of the Company, there is no basis therefor.

(c) The Company has provided or made available to Parent (i) true, correct, and complete copies of all material Tax Returns filed by the Company or any Subsidiary of the Company for the past four years and (ii) true, correct, and complete copies of all notices of deficiencies, notices of proposed adjustments, notices of assessments, revenue agent reports, closing agreements, settlement agreements, information document requests, protests and any other similar document, notice or correspondence, in each case, that is material to the Company and that the Company or any Subsidiary of the Company (or their representatives) has received from, sent to or entered with the IRS or other taxing authority in the last four years or that relates to any Taxes or Tax Return which is not closed by the applicable statute of limitations.

(d) There are no liens for Taxes on any assets of the Company, other than liens for Taxes not yet due and payable.

(e) Neither the Company nor any Subsidiary of the Company is a party to any joint venture, partnership or other arrangement that could be treated as a partnership for federal income Tax purposes.

(f) The Company and each Subsidiary of the Company has (i) withheld all required amounts from their employees, agents, contractors, nonresidents and other Persons and remitted such amounts to the proper agencies in accordance with all applicable Laws; (ii) paid all employer contributions and premiums; and (iii) filed all federal, state, local and foreign returns and reports with respect to employee income Tax withholding, social security Taxes and premiums, and unemployment Taxes and premiums, all in compliance with the Code (and other applicable federal, state, local or foreign Laws) as in effect for the applicable year.

(g) The federal income Tax Returns of the Company and each Subsidiary of the Company have been examined by the IRS, or have been closed by the applicable statute of limitations, for all periods through 2004. Each state Tax Return of the Company and the Subsidiaries of the Company have been examined by the relevant agencies or such returns have been closed by the applicable statute of limitations for all periods through 2004.

(h) Neither the Company nor any Subsidiary of the Company has executed or filed with any taxing authority (whether federal, state, local or foreign) any agreement or other document extending or having the effect of extending the period for assessment, reassessment or collection of any material Taxes, and no power of attorney granted by the Company or any Subsidiary of the Company with respect to any Taxes is currently in force.

(i) No deficiency with respect to Taxes has been proposed, asserted or assessed against the Company or any Subsidiary of the Company, and to the Knowledge of the Company, no Tax deficiency has been threatened. Other than with respect to the IRS Letter Ruling, neither the Company nor any Subsidiary of the Company has a private letter ruling, technical advice, application for a change of any method of accounting, or other similar request presently pending with any taxing authority.

(j) Since December 31, 1988, to the Knowledge of the Company, neither the Company nor any Subsidiary of the Company has had a permanent establishment in any country other than the United States and has not engaged in a trade or business in any country other than the United States.

(k) Neither the Company nor any Subsidiary of the Company has been, in the past five years, a party to a transaction (i) reported or intended to qualify as a reorganization under Code Section 368 or (ii) reported or intended to qualify as a distribution governed by Code Sections 355 or 356.

(l) Neither the Company nor any Subsidiary of the Company has engaged in any transaction that could affect its Tax liability for any taxable year not closed by the statute of limitations which is a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) or any “confidential corporate tax shelter” within the meaning of Treasury Regulation Section 301.6111-2(a)(2) (irrespective of the effective date).

(m) The Company is not required to include a material item of income, or exclude a material item of deduction, for any period after the Closing Date as a result of (i) an installment sale transaction occurring on or prior to the Closing governed by Code Section 453 (or any similar provision of foreign, state or local Law); (ii) a transaction occurring on or prior to the Closing reported as an open transaction for federal income tax purposes (or any similar doctrine for foreign, state or local Tax purposes); (iii) prepaid amounts received on or prior to the Closing Date; (iv) a change in method of accounting requested or occurring on or prior to the Closing Date or (v) an agreement entered into with any taxing authority on or prior to the Closing Date.

(n) Neither the Company nor any Company Subsidiary has been a member of any consolidated, combined or unitary group for federal, state, local or foreign Tax purposes (other than the group for which the Company is the parent). Neither the Company nor any Company Subsidiary is (or ever has been) a party to any Tax sharing or similar arrangement for the sharing of Tax benefits or liabilities. Neither the Company nor any Company Subsidiary has any liability for the Taxes of another Person under Treasury Regulation Section 1.1502-6 (or any comparable state or local law), as a successor or for any other reason except for Tax Returns of the Affiliated Group of which the Company is the parent. Neither the Company nor any Company Subsidiary has a contractual obligation to pay the amount of any Tax benefits or Tax refunds realized or received by the Company or any Company Subsidiary (or an amount in reference to any such Tax benefits or Tax refunds realized or received by the Company or any Company Subsidiary) to any former shareholder(s) or other Person(s).

(o) To the Knowledge of the Company, no claim has been made by any taxing authority in any jurisdiction where the Company and the Subsidiaries of the Company do not file Tax Returns that they are or may be subject to Tax by that jurisdiction.

4.17 Intellectual Property. Neither the Company nor any Subsidiary of the Company is currently infringing, violating or misappropriating and has not in the three year period prior to the date of this Agreement infringed, misappropriated or violated in any material respect any copyright, patent, trademark, trade secret or other intellectual property right of any third party, and no third party has filed any action or, to the Knowledge of the Company, made any claim or threat alleging any such infringement or misappropriation.

4.18 Vote Required. Other than the affirmative vote by the holders of a majority of the outstanding shares of Company Common Stock to approve this Agreement and the Merger (together, the “Required Company Stockholder Vote”), no vote or consent of the holders of any class or series of capital stock of the Company is required to approve this Agreement or the Ancillary Agreements or the transactions contemplated hereby (including the Merger) or thereby.

4.19 Opinion of Financial Advisor. The Company Special Committee has received the opinion of Duff & Phelps, LLC to the effect that, as of the date hereof, the Merger Consideration is fair to the Company Committee Stockholders from a financial point of view.

4.20 Registration Statement; Joint Proxy Statement/Prospectus. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the Form S-4 will, at the time it becomes effective under the Securities Act or at the time of the Company Stockholders Meeting or the time of the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading or (b) the Joint Proxy Statement/Prospectus will, at the date it is first mailed to the Company’s stockholders or Parent’s stockholders or at the time of the Company Stockholders Meeting or the time of the Parent Stockholders Meeting, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing provisions in this Section 4.20, no representation or warranty is made by the Company with respect to information or statements supplied by Parent or MergerCo for inclusion or incorporation by reference in the Form S-4 or the Joint Proxy Statement/Prospectus.

4.21 Information Statement. None of the information supplied or to be supplied by the Company for inclusion in the Information Statement will, at the date it is mailed to the Company’s stockholders, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Information Statement will comply as to form in all material respects with the applicable requirements of Staff Legal Bulletin No. 4 (CF) issued by the Division of Corporation Finance of the SEC. Notwithstanding the foregoing provisions in this Section 4.21, no representation or warranty is made by the Company with respect to information or statements supplied by Parent or MergerCo for inclusion or incorporation by reference in the Information Statement.

4.22 Contracts. Section 4.22 of the Company Disclosure Schedule sets forth a true and complete list of each Contract that involves any aggregate future payments by the Company or any Subsidiary of the Company in excess of $1,000,000. The Company and the Subsidiaries of the Company have performed in all material respects all obligations required to be performed by them under each such Contract.

4.23 Solvency. Immediately following the Effective Time, and after giving effect to the transactions contemplated by this Agreement, SpinCo and its Subsidiaries on a consolidated basis will be Solvent. No transfer of property is being made and no obligation is being incurred in connection with the Merger, the Spin-Off and the other transactions contemplated by this Agreement, with the intent to hinder, delay or defraud any present or future creditors of the Company or any of the Company Subsidiaries. For purposes of this Agreement “Solvent” when used, means that, immediately following the Effective Time, (a)(i) the fair value of the assets of SpinCo and its Subsidiaries on a consolidated basis will exceed the amount of all liabilities, contingent or otherwise, of SpinCo and its Subsidiaries on a consolidated basis, and (ii) the amount of the Present Fair Salable Value of the assets of SpinCo and its Subsidiaries on a consolidated basis will, as of such time, exceed the probable value of all of their debts and liabilities on a consolidated basis, contingent or otherwise, as such debts and liabilities become absolute and matured, (b) SpinCo and its Subsidiaries on a consolidated basis will not have, as of such time, an unreasonably small amount of capital for the businesses in which they are engaged or will be engaged and (c) SpinCo and its Subsidiaries will be able to pay their respective Debts as they become absolute and mature. The term “Solvency” shall have its correlative meaning. For purposes of the definition of “Solvent,”(a) “Debt” means liability for any right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured and (b) “Present Fair Salable Value” means the amount that may be realized if the aggregate assets of SpinCo and its Subsidiaries (including goodwill) are sold as an entirety with reasonable promptness in an arms-length transaction under present conditions for the sale of comparable business enterprises.

4.24 No Other Representations or Warranties. Except for the representations and warranties made by the Company in this Article IV, none of the Company, its stockholders or the Subsidiaries of the Company makes any representations or warranties, and the Company hereby disclaims any other representations or warranties, with respect to the Company, SpinCo, the other Subsidiaries of the Company, or its or their businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or the negotiation, execution, delivery or performance of this Agreement by the Company, notwithstanding the delivery or disclosure to Parent or its Affiliates or representatives of any documentation or other information with respect to any one or more of the foregoing.

ARTICLE V

COVENANTS

5.1 Conduct of Business by the Company. During the period from the date of this Agreement to the Effective Time, except as required by applicable Law, as expressly permitted by this Agreement or any Ancillary Agreement, as contemplated by the transactions contemplated hereby or thereby, as set forth in Section 5.1 of the Company Disclosure Schedule or to the extent that Parent shall otherwise consent in writing (such consent not to be unreasonably withheld or delayed), the Company will, and will cause each Subsidiary of the Company to, conduct its business in all material respects in the ordinary course of business consistent with past practices, and the Company will not, and will cause each Subsidiary of the Company not to:

(a) split, combine or reclassify any shares of capital stock of the Company or any non-wholly owned Subsidiary of the Company;

(b) authorize for issuance, issue or sell or agree or commit to issue or sell (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities or equity equivalents (including stock appreciation rights) of the Company or any Subsidiary of the Company;

(c) amend or otherwise change the Organizational Documents of the Company or any Subsidiary of the Company;

(d) acquire (including by merger, consolidation or acquisition of stock or assets) any Equity Interest in any Person or any division thereof or other assets or form any Subsidiary, other than in connection with the Spin-Off and, in the case of any acquisition of assets, other than in the ordinary course of business;

(e) make any material Tax election or enter into any settlement or compromise of any material liability for Taxes (including any audit, examination or litigation with respect to Taxes), or file a material amendment to a Tax Return or for a material refund of Taxes;

(f) establish, adopt, amend in any material respect or terminate any Company Benefit Plan, other than to comply with applicable Law (including Code Section 409A), in accordance with Section 5.11 or in the ordinary course of business consistent with past practices;

(g) commence any material litigation or settle any material claim, litigation, action or proceeding;

(h) incur or guarantee any indebtedness for money borrowed outside of the ordinary course of business consistent with past practices;

(i) take any action that is intended to result in any of the Company’s representations and warranties set forth in this Agreement being or becoming untrue such that the condition set forth in Section 6.2(a) shall be incapable of satisfaction; or

(j) enter into an agreement to take any of the foregoing actions.

5.2 Proxy Statement/Prospectus; Stockholders Meetings.

(a) Parent, MergerCo, and the Company shall cooperate in preparing and shall cause to be filed with the SEC as soon as reasonably practicable after the date hereof mutually acceptable proxy materials which shall constitute the proxy statement/prospectus relating to the matters to be submitted to the holders of the Company Common Stock at the Company Stockholders Meeting and the proxy statement relating to the matters to be submitted to the holders of the Parent Class A Common Stock and Parent Common Stock at the Parent Stockholders Meeting (such joint proxy statement/prospectus, and any amendments or supplements thereto, the “Joint Proxy Statement/Prospectus”), and Parent shall prepare, together with the Company, and file with the SEC a registration statement on Form S–4 (of which the Joint Proxy Statement/Prospectus shall be a part) with respect to the issuance of Parent Class A Common Stock and Parent Common Stock in the Merger (such Form S–4, and any amendments or supplements thereto, the “Form S–4”).

(b) Each of Parent and the Company shall use its reasonable best efforts to have the Joint Proxy Statement/Prospectus cleared by the SEC and the Form S–4 declared effective by the SEC, to keep the Form S–4 effective as long as is necessary to consummate the Merger and the other transactions contemplated hereby, and to mail the Joint Proxy Statement/Prospectus to their respective stockholders as promptly as practicable after the Form S–4 is declared effective. Each of Parent and the Company shall, as promptly as practicable after receipt thereof, provide the other party with copies of any written comments and advise the other party of any oral comments with respect to the Joint Proxy Statement/Prospectus or Form S–4 received from the SEC. Each party shall cooperate and provide the other party with a reasonable opportunity to review and comment on any amendment or supplement to the Joint Proxy Statement/Prospectus and the Form S–4 prior to filing such with the SEC, and each party will provide the other party with a copy of all such filings made with the SEC.

(c) Parent and the Company shall make any necessary filings with respect to the Merger under the Securities Act and the Exchange Act and the rules and regulations thereunder. Each of Parent and the Company shall use its reasonable best efforts to take any action required to be taken under any applicable state securities Laws in connection with the Merger and each party shall furnish all information concerning it and the holders of its capital stock as may be reasonably requested in connection with any such action.

(d) Each party will advise the other party, promptly after it receives notice thereof, of the time when the Form S-4 has become effective, the issuance of any stop order, the suspension of the qualification of the Parent Class A Common Stock and Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Form S-4. If at any time prior to the Effective Time any information relating to either of the parties, or their respective Affiliates, officers or directors, should be discovered by either party which should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement/Prospectus so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party hereto and, to the extent required by Law, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the stockholders of Parent and the Company.

(e) Except as otherwise set forth in this Agreement, no amendment or supplement (including by incorporation by reference) to the Joint Proxy Statement/Prospectus or the Form S-4 shall be made without the approval of Parent and the Company, which approval shall not be unreasonably withheld or delayed.

(f) Subject to Section 5.9, the Company shall duly take all lawful action to call, give notice of, convene and hold a meeting of its stockholders as promptly as practicable, and in any event within 45 days, following the date upon which the Form S-4 becomes effective (the “Company Stockholders Meeting”) for the purpose of obtaining the Required Company Stockholder Vote with respect to the transactions contemplated by this Agreement and shall use all reasonable best efforts to solicit the adoption of this Agreement by its stockholders in accordance with applicable legal requirements. Subject to Section 5.9, the Company Recommendation shall be included in the Joint Proxy Statement/Prospectus. Subject to the provisions of Section 5.9(b), (i) the Company Board will not condition its submission of this Agreement and the transactions contemplated hereby (including the Merger) to the Company’s stockholders on any basis not specifically provided for herein and (ii) the Company shall use its reasonable best efforts to obtain the Required Company Stockholder Vote.

(g) Parent shall duly take all lawful action to call, give notice of, convene and hold a meeting of its stockholders as promptly as practicable, and in any event within 45 days, following the date upon which the Form S-4 becomes effective (the “Parent Stockholders

Meeting”) for the purpose of obtaining the Required Parent Stockholder Votes with respect to the transactions contemplated by this Agreement and shall use all reasonable best efforts to solicit the approval of its stockholders of the Parent Share Issuance, the Parent Charter Amendment and the Merger in accordance with the requirements of applicable Law and the Parent Charter. Subject to Section 5.9, the Parent Recommendation shall be included in the Joint Proxy Statement/Prospectus. Subject to the provisions of Section 5.9(d), (i) the Parent Board will not condition its submission of this Agreement and the transactions contemplated hereby (including the Merger) to Parent’s stockholders on any basis not specifically provided for herein and (ii) Parent shall use its reasonable best efforts to obtain the Required Parent Stockholder Votes.

5.3 Other Filings. As soon as practicable following the date of this Agreement, the Company, Parent and MergerCo each shall properly prepare and file any other filings required under the Exchange Act or any other federal, state or foreign Law relating to the Merger and the other transactions contemplated by this Agreement and the Ancillary Agreements (collectively, the “Other Filings”). Each of the Company, Parent and MergerCo shall promptly notify the other of the receipt of any comments on, or any request for amendments or supplements to, any of the Other Filings by any Governmental Authority, and each of the Company, Parent and MergerCo shall supply the other with copies of all correspondence between it and each of its Subsidiaries and representatives, on the one hand, and any appropriate Governmental Authority, on the other hand, with respect to any of the Other Filings. The Company, Parent and MergerCo each shall promptly obtain and furnish the other (a) the information which may be reasonably required in order to make such Other Filings and (b) any additional information which may be requested by a Governmental Authority and which the parties reasonably deem appropriate.

5.4 Further Action; Reasonable Best Efforts. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Merger and the other transactions contemplated by this Agreement and the Ancillary Agreements and to cooperate with each other in connection with the foregoing, including the taking of such actions as are necessary to obtain any necessary consents, approvals, orders, exemptions and authorizations by or from any public or private third party, including any that are required to be obtained under any federal, state or local Law or any Contract to which Parent, MergerCo, the Company or any Subsidiary of the Company is a party or by which any of their respective properties or assets are bound, to defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the Merger, to effect all necessary registrations and Other Filings, if any, and submissions of information requested by a Governmental Authority, and to use its reasonable best efforts to cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the Merger. Without limiting the generality of the foregoing, the Company and Parent shall jointly use their reasonable best efforts to submit or cause to be submitted to the IRS as soon as reasonably practicable after the date of this Agreement a request for the IRS Letter Ruling, and shall cooperate with each other in connection with preparing the request for the IRS Letter Ruling and obtaining the IRS Letter Ruling.

5.5 Fees and Expenses.

(a) Whether or not the Merger is consummated, all Company Transaction Expenses shall be paid by the Company. If the Merger is consummated, then to the extent not paid by the Company on or prior to the Closing Date, such Company Transaction Expenses shall be subject to indemnification pursuant to Article VII.

(b) Whether or not the Merger is consummated, the Company agrees that it shall reimburse Parent for all Covered Parent Transaction Expenses. The Company shall reimburse Parent for any such Covered Parent Transaction Expenses on a monthly basis, within ten Business Days after receipt from Parent of an invoice regarding such Covered Parent Transaction Expenses (which, in respect of any monthly period, shall be delivered to the Company no later than the tenth Business Day of the subsequent month); provided, that no such invoice shall be required to list any details regarding the amount or nature of services provided, other than the name of each service provider and the amount of the fees, costs and expenses of each such service provider for the relevant monthly period. The Company’s reimbursement obligations under this Section 5.5 shall terminate upon the effectiveness of any termination of this Agreement pursuant to Section 8.1 except for any Covered Parent Transaction Expenses that Parent incurs prior to the effective date of termination. Without limiting the foregoing, the Company further acknowledges and agrees that Parent has submitted to the Company a proposed budget for the anticipated Covered Parent Transaction Expenses through to the Effective Time (updated from the last budget submitted by Parent to the Company pursuant to the Reimbursement Agreement). Parent agrees to promptly notify the Company if the Covered Parent Transaction Expenses to be incurred by Parent are expected to exceed the amounts set forth in the proposed budget. The proposed budget shall not limit the reimbursement obligations of the Company under this Section 5.5 to the parties or in the amounts in the budget; provided, that Parent shall notify the Company at least five days prior to amending or modifying the compensation contemplated by the budget to be paid to the members of the Parent Special Committee or any of Parent’s outside advisors (including any change in the timing of, or conditions to, payment of such compensation). All Covered Parent Transaction Expenses incurred on or prior to the Closing Date shall, to the extent practical, be paid by the Company prior to the Effective Time. If the Merger is consummated, then to the extent not reimbursed by the Company prior to the Effective Time, the Covered Parent Transaction Expenses shall be subject to indemnification pursuant to Article VII.

5.6 Access to Information; Confidentiality.

(a) From the date hereof until the Effective Time, the Company shall, and shall cause SpinCo and each Subsidiary of the Company and each of the officers, employees and agents of the Company and its Subsidiaries to, afford to Parent and to the officers, employees and agents of Parent access upon reasonable notice and at reasonable times without undue interruption to (i) their properties, books, records and contracts; provided, however, that Parent shall obtain the Company’s consent, which consent shall not be unreasonably withheld, prior to any visit to any Company property, and (ii) the officers and key employees of the Company and Subsidiaries of the Company; provided, however, that Parent shall obtain the Company’s consent, which consent shall not be unreasonably withheld, prior to accessing any non-executive officer or key employee. The Company shall furnish Parent such financial, operating and other data and information as Parent may reasonably request to the extent such data or information is reasonably available, including quarterly unaudited consolidated financial statements of the Company and its Subsidiaries.

(b) Parent and MergerCo shall hold in confidence all such information on the terms and subject to the conditions contained in that certain confidentiality agreement between Parent and the Company dated April 24, 2008.

5.7 Public Announcements. The Company and Parent shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or any Ancillary Agreement or the Merger or any other transaction contemplated by this Agreement or any Ancillary Agreement and shall not issue any such press release or make any such public statement without the prior consent of the other party, which consent shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party, issue such press release or make such public statement as may be required by Law or, in the case of Parent, by any listing agreement with a national securities exchange or automated quotation system to which it is a party, if the party issuing such press release or making such public statement has used its reasonable best efforts to consult with the other party and to obtain such party’s consent but has been unable to do so in a timely manner. In this regard, the parties shall make a joint public announcement of the Merger contemplated hereby no later than the opening of trading on the NYSE on the Business Day following the date on which this Agreement is signed.

5.8 Spin-Off.

(a) Prior to the Effective Time, the Company shall consummate the Spin-Off in accordance with applicable Law. The Company shall provide Parent a reasonable opportunity to review and comment on all documents and agreements related to the Spin-Off and all such documents and agreements shall be in form and substance reasonably satisfactory to Parent. The Company shall mail a copy of the Information Statement to each holder of Company Common Stock at or prior to the completion of the Spin-Off. The Company shall provide Parent with information reasonably requested by Parent with respect to the Federal income tax reporting positions to be taken by the Company with respect to the Spin-Off, including basis information, appraisals and workpapers.

(b) The Company shall cause the Redemption Agreement, made as of August 3, 1979, between the Company and Arthur O. Smith to be terminated as of or prior to the Effective Time.

(c) On or prior to the date of the Spin-Off, either (i) the Company shall have caused Berlin to terminate all intercompany obligations of the Company to Berlin and Central States to terminate all intercompany obligations of the Company to Central States or (ii) the Company shall transfer and assign to SpinCo, and SpinCo shall forever assume (from the Company), all intercompany obligations of the Company to Berlin and Central States. In either case, on or prior to the date of the Spin-Off, the Company shall cause each of Berlin and Central States to execute a release of the Company, in form and substance reasonably acceptable to Parent, from all intercompany obligations of the Company to Berlin and Central States, respectively.

(d) On or prior to the date of the Spin-Off, either (i) the Company shall cause the Promissory Note dated May 1, 2008 from the Company to M&I Marshall & Ilsley Bank, the Commercial Paper Placement Agreement, dated as of September 18, 1990, as amended, by and between the Company and M&I Marshall & Ilsley Bank and all liabilities and obligations of the Company to M&I Marshall & Ilsley Bank under such Promissory Note, such Commercial Paper Placement Agreement or otherwise (the “M&I Obligations”) to be terminated or (ii) the Company shall transfer and assign to SpinCo, and SpinCo shall forever assume (from the Company), all M&I Obligations and the Company and M&I Marshall & Ilsley Bank shall execute a novation, in form and substance reasonably acceptable to Parent, relating to all M&I Obligations.

5.9 Change in Recommendations.

(a) Subject to Section 5.9(b), the Company Recommendation shall not be withdrawn or modified in a manner that adversely affects the transactions contemplated by this Agreement, and no resolution by the Company Board or any committee thereof (including the Company Special Committee) to withdraw or modify the Company Recommendation in a manner that adversely affects the transactions contemplated by this Agreement shall be adopted or proposed.

(b) Notwithstanding anything to the contrary contained in Section 5.9(a), (i) at any time prior to obtaining the Required Company Stockholder Vote and solely in response to a Company Intervening Event, the Company Recommendation may be withdrawn or modified in a manner that adversely affects the transactions contemplated by this Agreement if the Company Board or a duly constituted committee thereof (including the Company Special Committee) determines in good faith, after consultation with financial advisors and legal counsel, that the withdrawal or modification of the Company Recommendation is required in order for the Company Board or such committee to comply with its fiduciary duties to the Company and its stockholders under applicable Law and (ii) if the Company Recommendation is withdrawn as provided in Section 5.9(b)(i), the Company may cancel the Company Stockholders Meeting without submitting consideration of the Merger and this Agreement for the Required Company Stockholder Vote.

(c) Subject to Section 5.9(d), the Parent Recommendation shall not be withdrawn or modified in a manner that adversely affects the transactions contemplated by this Agreement, and no resolution by the Parent Board or any committee thereof (including the Parent Special Committee) to withdraw or modify the Parent Recommendation in a manner that adversely affects the transactions contemplated by this Agreement shall be adopted or proposed.

(d) Notwithstanding anything to the contrary contained in Section 5.9(c), (i) at any time prior to obtaining the Required Parent Stockholder Votes and solely in response to a Parent Intervening Event, the Parent Recommendation may be withdrawn or modified in a manner that adversely affects the transactions contemplated by this Agreement if the Parent Board or a duly constituted committee thereof (including the Parent Special Committee) determines in good faith, after consultation with financial advisors and legal counsel, that the withdrawal or modification of the Parent Recommendation is required in order for the Parent Board or such committee to comply with its fiduciary duties to Parent’s stockholders under applicable Law and (ii) regardless of whether the Parent Recommendation is withdrawn as provided in Section 5.9(d)(i), Parent may not cancel the Parent Stockholders Meeting and shall submit consideration of the Parent Share Issuance, the Parent Charter Amendment and the Merger for the Required Parent Stockholder Votes.

5.10 NYSE Listing. Parent shall promptly prepare and submit to the NYSE a listing application covering the shares of Parent Common Stock to be issued in the Merger (including the shares of Parent Common Stock issuable upon conversion of the shares of Parent Class A Common Stock to be issued in the Merger) and shall use its commercially reasonable best efforts to cause such shares to be listed on the NYSE, subject to official notice of issuance, prior to the Effective Time.

5.11 Employee Benefit Matters.

(a) Prior to the Spin-Off, the Company shall terminate the Smith Investment Company Supplemental Benefit Plan, as amended (the “Supplemental Benefit Plan”). SpinCo shall assume from the Company the obligation to, and prior to the Effective Time SpinCo shall, make a lump sum distribution to each participant with an account balance in the Supplemental Benefit Plan as of such termination in an amount equal to such participant’s account balance as of such termination.

(b) Prior to the Effective Time, the Company shall cause Berlin to agree in writing to terminate and release the Company from all obligations to provide medical stop loss coverage to Berlin.

(c) Prior to the Effective Time, the Company shall assign to SpinCo, and SpinCo shall assume, all obligations to pay post-retirement health benefits to former employees of the Company’s former Belvedere division. Upon any liquidation or dissolution of SpinCo or any dividend or distribution by SpinCo to its members of all or substantially all of SpinCo’s cash or other assets, SpinCo shall either terminate all such post-retirement health benefits to former employees of the Company’s Belvedere division or reserve an amount sufficient, in the reasonable opinion of Parent, to satisfy future obligations to pay post-retirement health benefits to former employees of the Company’s Belvedere division.

(d) Prior to the Effective Time, the Company shall assign to SpinCo or a Subsidiary of SpinCo, and SpinCo or a Subsidiary of SpinCo shall assume in writing or by operation of law, sponsorship of all Company Benefit Plans. From and after the Effective Time, SpinCo or a Subsidiary of SpinCo shall retain responsibility for all liability for any health care continuation coverage or notice requirements under Code Section 4980B and Part G of Subtitle B of Title 1 of ERISA arising on or before the Effective Time with respect to any Company Benefit Plan or SpinCo employee benefit plan, including with respect to any M&A qualified beneficiary.

5.12 Belvidere Environmental Matter.

(a) Pursuant to the Spin-Off, the Company shall transfer and assign to SpinCo the Company’s ownership of the Belvidere Property, and SpinCo shall forever assume (from the Company) all liabilities related to remediation, investigation, monitoring, claims, penalties, fines or other obligations arising under Environmental Laws or the common law relating to Hazardous Substances that historically existed, presently exist, or shall exist in the future on, at, under or from the Belvidere Property, including any migration or degradation of Hazardous Substances on, at, under or from the Belvidere Property.

(b) Prior to the Spin-Off, the Company agrees, and after the Spin-Off SpinCo agrees, to use commercially reasonable efforts to obtain a closure letter, no further action letter, or other written evidence from the Illinois Environmental Protection Agency (“Illinois EPA”) (or such other Governmental Authority with jurisdiction) for soil and groundwater impacts for which RCRA closure documentation has been submitted to Illinois EPA in connection with the Belvidere Property (the “Belvidere RCRA Issue”) to the effect that no further investigation, remediation, monitoring or response/corrective action is required in regard to the Belvidere RCRA Issue (the “Closure Letter”). After the Spin-Off, SpinCo shall provide Parent copies of all proposed submittals to the Illinois EPA or any other Governmental Authority related to the Belvidere RCRA Issue for Parent’s review prior to submission. Parent shall provide its comments within a reasonable period of time to any proposed submittal, and SpinCo agrees to incorporate to the extent reasonable Parent’s comments in finalizing the document for submission to the Illinois EPA or any Governmental Authority. SpinCo agrees to promptly provide copies of any final reports or correspondence with the Illinois EPA or any Governmental Authority related to the Belvidere RCRA Issue and to provide Parent with reasonable access to the Belvidere Property upon Parent’s request. SpinCo, the Company and Parent understand and agree that Parent’s review and comment on any document and Parent’s access to the Belvidere Property does not create or result in any liabilities to Parent. Parent understands and agrees that the Closure Letter can take into account and be based upon the industrial use of the Belvidere Property, institutional controls or other use restrictions so long as the Closure Letter complies with Environmental Laws and any requirements of any Governmental Authority exercising jurisdiction over the Belvidere RCRA Issue. In the event the Illinois EPA or any other Governmental Authority reopens or requests any additional work be performed on, at, under or about the Belvidere Property in connection with the Belvidere RCRA Issue after issuance of the Closure Letter, SpinCo shall be solely responsible for addressing all matters raised in the reopener and any other work that may be required.

(c) If the Company or SpinCo becomes aware of any violation of Environmental Law related to a Release or threatened Release of any Hazardous Substance on, in, under or migrating from the Belvidere Property, which Hazardous Substance was present on, in or under the Belvidere Property at or prior to the Effective Time, other than a Release related to the Belvidere RCRA Issue (a “New Belvidere Issue”), the Company (prior to the Spin-Off) or SpinCo (after the Spin-Off) agrees to use commercially reasonable efforts to correct such violation. To the extent reasonably required to comply with Environmental Laws, SpinCo shall correct a New Belvidere Issue by enrolling the Belvidere Property into the Illinois Site Remediation Program (“SRP”) and conducting such actions as shall be required to obtain from the Illinois EPA a focused No Further Remediation Letter (“NFR”) covering such New Belvidere Issue. SpinCo shall provide Parent copies of all proposed submittals to the Illinois EPA or any other Governmental Authority relating to the investigation, cleanup, remediation, abatement, monitoring or other actions related to any New Belvidere Issue. Parent shall provide its comments within a reasonable period of time to any proposed submittal, and SpinCo agrees to incorporate to the extent reasonable Parent’s comments in finalizing the document for submission to the Illinois EPA or any Governmental Authority. SpinCo agrees to promptly provide copies of any final reports or correspondence related to any New Belvidere Issue and to provide Parent with reasonable access to the Belvidere Property upon Parent’s request. Parent understands and agrees that the NFR can take into account and be based upon the industrial use of the Belvidere Property, institutional controls or other use restrictions so long as the NFR complies with Environmental Laws and any requirements of Illinois EPA. In the event the Illinois EPA or any other Governmental Authority reopens or requests any additional work be performed in connection with the New Belvidere Issue after issuance of an NFR, SpinCo shall be solely responsible for addressing all matters raised in the reopener and any other work that may be required.

(d) If, upon termination of the Escrow Agreement, neither SpinCo nor the Company has obtained the Closure Letter and/or neither SpinCo nor the Company has obtained an NFR in connection with a New Belvidere Issue (if any), SpinCo shall reserve an amount equal to 110% of the amount deemed sufficient, in the reasonable opinion of a third party environmental consultant engaged by Parent, after consultation with SpinCo, to fund such actions as are necessary to obtain the Closure Letter and the NFR, as applicable. In addition, if, immediately prior to the end of the Survival Period for SpinCo’s indemnification obligations under Article VII of this Agreement, neither SpinCo nor the Company has sold the Belvidere Property to a third party reasonably acceptable to Parent, SpinCo shall provide such further assurances to Parent as Parent’s general counsel shall reasonably request, after consultation and cooperation with SpinCo, to address (i) any identified risks of Releases of any Hazardous Substance on, in, under, or migrating from the Belvidere Property, which Hazardous Substance was present on, in or under the Belvidere Property at or prior to the Effective Time, and (ii) any other matters on, in, under, or migrating from the Belvidere Property that would reasonably be expected to result in liability to Parent or the Surviving Entity under Environmental Laws.

5.13 Directors and Officers Exculpation and Insurance.

(a) For a period of not less than six years from and after the Effective Time, the Certificate of Formation and Operating Agreement of the Surviving Entity shall contain provisions no less favorable to the directors and officers of the Company with respect to exculpation of directors and officers of the Company for periods at or prior to the Effective Time than are currently set forth in the Organizational Documents of the Company.

(b) For a period of not less than six years from and after the Effective Time, Parent shall maintain for the benefit of the Company’s directors and officers, as of the date of this Agreement and as of the Effective Time, an insurance policy that provides coverage for events occurring prior to the Effective Time that is not less favorable in the aggregate than any insurance policy then maintained by Parent that provides coverage to Parent’s directors and officers.

(c) In the event Parent or the Surviving Entity (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 5.13.

(d) The provisions of this Section 5.13 are expressly are intended to benefit each of the directors and officers of the Company.

5.14 Exemption from Liability Under Section 16(b). The Parent Board, or an appropriate committee of non-employee directors, has adopted or shall adopt prior to the Effective Time a resolution consistent with Rule 16b-3 under the Exchange Act and the interpretive guidance of the SEC thereunder so that the disposition or acquisition by an officer or director of Parent of shares of Parent Common Stock, in each case pursuant to this Agreement, the Merger and the other transactions contemplated hereby, shall be an exempt transaction under Rule 16b-3 under the Exchange Act.

5.15 Notice of Breach. Each party hereto shall notify each other party promptly if such party has Knowledge of any breach or violation of any of such party’s own representations, warranties, covenants or agreements hereunder. No disclosure by any party pursuant to this Section 5.15, however, shall be deemed to amend or supplement the schedule referred to in such representation or warranty or to prevent or cure any misrepresentations, breach of warranty or breach of covenant.

5.16 Transaction-Related Claims. From and after the date hereof, each party hereto shall notify each other party promptly if it has Knowledge of any Transaction-Related Claim, which notice shall describe the Transaction-Related Claim in reasonable detail. The Company (and, after the Effective Time, SpinCo and the Shareholders’ Representative) shall control the defense of any Transaction-Related Claim to the extent it involves the Company, SpinCo, the Company Subsidiaries or any of their respective Affiliates, directors, officers or employees (other than Parent and its directors, officers and employees). Parent shall control the defense of any Transaction-Related Claim to the extent involving Parent or MergerCo or any of their respective Affiliates, directors, officers or employees (each, a “Parent Party”), provided, that (a) a Parent Party’s selection of legal counsel for the defense of any such Transaction-Related Claim shall be subject to the approval of the Company (and, after the Effective Time, the approval of SpinCo and the Shareholders’ Representative) (such approval not to be unreasonably withheld or delayed) and (b) the Company (and, after the Effective Time, SpinCo and the Shareholders’ Representative) shall have the right at its expense to participate in the defense assisted by counsel of its own choosing. A Parent Party shall have the right to compromise and settle a Transaction-Related Claim only with the prior written consent of the Company (and, after the Effective Time, the consent of SpinCo and the Shareholders’ Representative), which consent shall not be unreasonably withheld or delayed. Each of Parent and the Company (and, after the Effective Time, SpinCo and the Shareholders’ Representative) shall cooperate in good faith in connection with any Transaction-Related Claim and shall furnish such records, informational testimony and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested by the other party in connection therewith. If an offer is made to settle a Transaction-Related Claim, which offer includes an unconditional release of the applicable Parent Parties of all liability and other obligations relating to such Transaction-Related Claim, and the Company (and, after the Effective Time, SpinCo or the Shareholders’ Representative) desires to accept and agree to such offer, the Company (and, after the Effective Time, SpinCo or the Shareholders’ Representative) will give prompt written notice to the Parent Party to that effect. If the Parent Party does not consent to such offer within 10 days after its receipt of such notice, the Parent Party may continue to contest or defend such Transaction-Related Claim and, in such event, the maximum liability of the Company, SpinCo or any other Indemnifying Person as to such Transaction-Related Claim (pursuant to the indemnification provisions of Article VII or otherwise) will not exceed the amount of such settlement offer, plus costs and expenses paid or incurred by the Parent Party through the date such settlement offer is given to the Parent Party. Notwithstanding anything to the contrary in Section 7.4, the procedures in this Section 5.16 shall apply to any Transaction-Related Claim. The provisions in Section 7.5 shall apply with respect to any Transaction-Related Claim.

5.17 Cancellation of Company Parent Stock Holdings. As soon as reasonably practicable after the Effective Time, Parent shall cause the Surviving Entity to transfer to Parent all of the shares of Parent Class A Common Stock and Parent Common Stock held by the Surviving Entity and Parent shall cancel all such shares of Parent Class A Common Stock and Parent Common Stock.

5.18 Restrictions on SpinCo. From the date of this Agreement until five years after the Effective Time, SpinCo shall not (a) repurchase or otherwise acquire any of its Equity Interests; or (b) make or pay any dividend or distribution (whether in cash, property or otherwise other than a dividend or distribution of its Equity Interests) on any of its Equity Interests, other than (i) distributions with respect to income Taxes permitted by SpinCo’s operating agreement or (ii) other dividends or distributions or repurchases or acquisitions of its Equity Interests if prior to the date of such dividend, distribution, repurchase or acquisition SpinCo deposits $4 million into escrow until the date that is five years after the Effective Time to secure SpinCo’s indemnification obligations pursuant to Section 7.1 with an escrow agent reasonably acceptable to Parent and SpinCo and a form of escrow agreement substantially consistent with the Escrow Agreement or as is otherwise reasonably acceptable to Parent and SpinCo. If SpinCo deposits $4 million in escrow pursuant to clause (ii) prior to the release of all of the Escrow Shares pursuant to the Escrow Agreement, Parent shall cause to be released to the Shareholders’ Representative for distribution to the Former Company Shareholders in accordance with the Escrow Agreement the number of Escrow Shares equal to the lesser of (x) Escrow Shares with an aggregate value of $4 million (based on the Average Closing Market Price) and (y) all of the Escrow Shares then remaining with the Escrow Agent subject to the Escrow Agreement.

5.19 Resignation of Officers and Directors. The officers and directors of the Company shall resign as of or prior to the Effective Time and the Company shall provide evidence of such resignations to Parent.

5.20 Taxes. The Company shall pay all Taxes due on or prior to the Closing Date, including any estimated Tax payments due on or prior to the Closing Date in accordance with applicable Law.

ARTICLE VI

CONDITIONS TO THE MERGER

6.1 Conditions to the Obligations of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger are subject to the fulfillment or waiver by consent of the other party, where permissible, at or prior to the Effective Time, of each of the following conditions:

(a) Company Stockholder Approval. The Required Company Stockholder Vote shall have been obtained.

(b) Parent Stockholder Approvals. The Required Parent Stockholder Votes shall have been obtained.

(c) Effectiveness of the Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall, on or prior to the Effective Time, have been initiated or, to the Knowledge of Parent or the Company, threatened by the SEC, and no similar proceeding in respect of the Proxy Statement shall have been initiated or, to the Knowledge of Parent or the Company, threatened by the SEC. Parent shall have received all other federal or state securities permits and other authorizations necessary to issue Parent Class A Common Stock and Parent Common Stock in exchange for the Company Common Stock and to consummate the Merger.

(d) Parent Charter Amendment. The Parent Charter Amendment shall have been duly filed with the Secretary of State of the State of Delaware.

(e) NYSE Listing. The shares of Parent Common Stock issuable hereunder shall have been authorized for listing by the NYSE.

(f) Regulatory Approvals. All material approvals, authorizations and consents of any Governmental Authority required to consummate the Merger, including those set forth on Schedule 6.1(f) of this Agreement, shall have been obtained and remain in full force and effect.

(g) IRS Letter Ruling. The Company and Parent shall have received the IRS Letter Ruling from the IRS, in form and substance acceptable to Parent and the Company.

(h) No Injunctions, Orders or Restraints; Illegality. No preliminary or permanent injunction or other order, decree or ruling issued by a court or other Governmental Authority of competent jurisdiction nor any statute, rule, regulation or executive order promulgated or enacted by any Governmental Authority of competent jurisdiction shall be in effect which would have the effect of (i) making the consummation of the Merger illegal, or (ii) otherwise prohibiting the consummation of the Merger.

(i) Merger Filings. Prior to the Effective Time, the Articles of Merger shall be accepted for filing with the Secretary of State of the State of Nevada and the Certificate of Merger shall be accepted for filing with the Secretary of State of the State of Delaware.

6.2 Additional Conditions to Obligations of Parent and MergerCo. The obligations of Parent and MergerCo to effect the Merger are further subject to the satisfaction of the following conditions, any one or more of which may be waived by Parent in writing at or prior to the Effective Time:

(a) Representations and Warranties. The representations and warranties of the Company set forth in Article IV of this Agreement shall be true and correct in all respects (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) as of the date of this Agreement and as of the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or as of the date hereof, in which case such representations and warranties shall be true and correct as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Performance and Obligations of the Company. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) Closing Certificates. The Company shall have delivered a certificate of the Chief Executive Officer or Chief Financial Officer of the Company, dated as of the Closing Date, in a form reasonably satisfactory to Parent and the Company, to the effect that the conditions in Sections 6.2(a) and (b) have been satisfied, and a certificate of the Secretary of the Company, dated as of the Closing Date, in a form reasonably satisfactory to Parent and the Company, with respect to customary corporate matters.

(d) Escrow Agreement. Each of the Shareholders’ Representative and the Escrow Agent shall have duly executed and delivered the Escrow Agreement.

6.3 Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by the Company at or prior to the Effective Time:

(a) Representations and Warranties. The representations and warranties of Parent and MergerCo set forth in Article III of this Agreement shall be true and correct in all respects (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) as of the date of this Agreement and as of the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or as of the date hereof, in which case such representations and warranties shall be true and correct as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent and MergerCo. Each of Parent and MergerCo shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) Closing Certificates. Parent shall have delivered a certificate of the Chief Executive Officer or Chief Financial Officer of Parent, dated as of the Closing Date, in a form reasonably satisfactory to Parent and the Company, to the effect that the conditions in Sections 6.3(a) and (b) have been satisfied, and a certificate of the Secretary of Parent, dated as of the Closing Date, in a form reasonably satisfactory to Parent and the Company, with respect to customary corporate matters.

(d) Escrow Agreement. Each of Parent and the Escrow Agent shall have duly executed and delivered the Escrow Agreement.

(e) No Transaction-Related Material Adverse Change. Since the date of this Agreement, there shall not have occurred any condition, event, fact or circumstance that has had or would reasonably be expected to have a Transaction-Related Material Adverse Effect.

(f) Dissenting Shares. The number of Dissenting Shares shall not represent more than 5% of the number of shares of the Company Common Stock issued and outstanding as of immediately prior to the Effective Time.

ARTICLE VII

INDEMNIFICATION

7.1 Indemnification by SpinCo and from the Escrow Shares. From and after the Effective Time, subject to the limitations set forth in this Article VII, Parent and its Subsidiaries and their respective officers, directors, employees, owners, agents, Affiliates and their respective successors and assigns (the “Parent Indemnified Parties”) shall be indemnified, defended, protected and held harmless by SpinCo and out of the Escrow Shares (and for the avoidance of doubt, the Escrow Shares shall be the sole and exclusive recourse available to a Parent Indemnified Party to any Former Company Shareholder), from, against and in respect of all Damages suffered, sustained, incurred or paid by the Parent Indemnified Parties, whether prior to, at or after the Effective Time, to the extent resulting from or arising out of, directly or indirectly:

(a) any inaccuracy in or breach of any representation or warranty of the Company set forth in this Agreement or any Ancillary Agreement to which the Company is a party;

(b) any breach of any covenant or agreement on the part of the Company set forth in this Agreement;

(c) any Company Transaction Expenses not paid by the Company prior to the Effective Time;

(d) any Covered Parent Transaction Expenses not reimbursed by the Company prior to the Effective Time;

(e) any costs, expenses or other amounts (including Expenses) incurred, paid or payable by Parent in connection with any Transaction-Related Claim;

(f) any liabilities of any nature, whether accrued, absolute, contingent or otherwise incurred by the Company, SpinCo or any Company Subsidiary prior to the Effective Time, or to the extent arising out of any events, conditions, circumstances, facts, activities, practices, actions or omissions with respect to the Company, SpinCo, any Company Subsidiary or any of their respective business operations which occurred prior to the Effective Time;

(g) the exercise by any stockholder of the Company of dissenters’ rights pursuant to Section 2.4 (it being agreed that the determination of any Damages resulting therefrom shall take into account, to the extent applicable, the benefit to Parent of not having to pay any such stockholder any Merger Consideration that such stockholder otherwise would have been entitled to receive in the Merger, with the value of the Merger Consideration being based on the Average Closing Market Price);

(h) any rights to indemnification, reimbursement or compensation from the Company asserted by any individual who served as a director or officer of the Company prior to the Effective Time, whether pursuant to any of the Company’s Organizational Documents, Contracts or otherwise and whether or not related to claims pending on, or asserted after, the Closing Date;

(i) any Taxes of the Company for any Pre-Closing Tax Period;

(j) any Tax benefit described in Section 7.5(c) or 7.6(c) that is reduced or denied by the applicable Governmental Authority to the extent of the amount of such reduction or denial;

(k) any Company Benefit Plan;

(l) the Spin-Off; or

(m) any Tax refund described in Section 7.6(b) that is reduced or denied by the applicable Governmental Authority to the extent of the amount of such reduction or denial.

In addition, from and after the Effective Time, subject to the limitations set forth in this Article VII, SpinCo shall indemnify, defend, protect and hold harmless the Parent Indemnified Parties from, against and in respect of all Damages suffered, sustained, incurred or paid by the Parent Indemnified Parties, whether prior to, at or after the Effective Time, to the extent resulting from or arising out of, directly or indirectly, any breach of any covenant or agreement on the part of SpinCo set forth in this Agreement.

7.2 Indemnification by Parent. From and after the Effective Time, subject to the limitations set forth in this Article VII, the Former Company Shareholders and each of their respective officers, directors, employees, owners and agents and their respective successors and assigns (the “Company Indemnified Parties”) shall be indemnified, defended, protected and held harmless by Parent from, against and in respect of all Damages suffered, sustained, incurred or paid by the Company Indemnified Parties, whether prior to, at or after the Effective Time, to the extent resulting from or arising out of, directly or indirectly:

(a) any inaccuracy in or breach of any representation or warranty of Parent or MergerCo set forth in this Agreement or any Ancillary Agreement to which Parent or MergerCo is a party (other than the Non-Surviving Representations and Warranties); or

(b) any breach of any covenant or agreement on the part of Parent or MergerCo set forth in this Agreement.

7.3 Survival; Right to Indemnification Not Affected by Knowledge. The representations, warranties, covenants and agreements of the Company, Parent and MergerCo in this Agreement or in any Ancillary Agreement (other than, with respect to Parent and MergerCo, the Non-Surviving Representations and Warranties) shall survive the Closing (a) for a period of five years after the Closing Date with respect to indemnification claims against SpinCo under Section 7.1 or indemnification claims against Parent under Section 7.2 and (b) for a period of two years after the Closing Date with respect to indemnification claims under Section 7.1 from the Escrow Shares (either such period, as applicable, a “Survival Period”) and shall thereafter terminate and be of no further force or effect; provided, however, that the right to receive payment of Tax benefits described in Section 7.5(c) or 7.6(c) shall survive indefinitely. No claims for indemnification may be made by any Indemnified Person under Section 7.1 or Section 7.2 after the end of the applicable Survival Period, provided, however, that a claim for indemnification under Section 7.1 or Section 7.2 as to which a Claim Notice is delivered in accordance with Section 7.4 during the applicable Survival Period shall, with respect only to such claim, continue in force and effect beyond the end of the Survival Period pending resolution of such claim. The Non-Surviving Representations and Warranties shall not survive beyond the Effective Time. The representations and warranties of any party, and the right to indemnification for the breach of any such representations and warranties, shall not be affected by any investigation conducted or knowledge obtained by any other party, regardless of when such investigation was conducted or such knowledge was obtained.

7.4 Indemnification Procedures. All claims or demands for indemnification under Sections 7.1 and 7.2 shall be asserted and resolved as follows:

(a) As soon as is reasonably practicable after any Parent Indemnified Party or Company Indemnified Party becomes aware of any claim, event or circumstance (a “Claim”) that has or might give rise to an indemnification obligation under Section 7.1 or Section 7.2 of this Agreement, such Parent Indemnified Party or Company Indemnified Party, as the case may be (an “Indemnified Person”), shall give written notice thereof (a “Claim Notice”) to the party or parties from which indemnification is sought (the “Indemnifying Persons”). The Claim Notice shall describe the Claim in reasonable detail and shall indicate the amount (estimated if necessary and to the extent feasible) of the Damages that have been or may be suffered by the Indemnified Person. The failure of any Indemnified Person to promptly give the Indemnifying Persons a Claim Notice shall not preclude such Indemnified Person from obtaining indemnification under this Article VII, except to the extent, and only to the extent, that such Indemnified Person’s failure has actually prejudiced the rights or increased the Damages and obligations of any of the Indemnifying Persons hereunder.

(b) With respect to any Claim Notice relating to a Claim made by a third party against an Indemnified Person (a “Third Party Claim”), the Indemnifying Person shall have the right upon written notice (a “Control Notice”) to the Indemnified Person within 30 days after receipt from the Indemnified Person of the Claim Notice, to conduct at its expense with counsel reasonably satisfactory to the Indemnified Person the defense against such Third Party Claim in its own name or, if necessary, in the name of the Indemnified Person; provided, however, that (i) the Indemnifying Person may only assume control of such defense if the Indemnifying Person acknowledges in writing to the Indemnified Person that any Damages that may be assessed against the Indemnified Person in connection with such suit or proceeding constitute Damages for which the Indemnified Person shall be indemnified pursuant to this Article VII, and (ii) the

Indemnifying Person may not assume control of the defense of a suit or proceeding (A) involving criminal liability or (B) in which any relief other than monetary damages is sought against the Indemnified Person. Except for the matters set forth in Subsections (A) and (B) of the prior sentence for which the consent of the Indemnifying Person is not required, the Indemnified Person shall not settle a Third Party Claim without the prior written consent of the Indemnifying Person (such consent not to be unreasonably withheld or delayed). In the event that the Indemnifying Person delivers a Control Notice, the Indemnified Person will cooperate with and make available to the Indemnifying Person such assistance and materials as may be reasonably requested by it, and the Indemnified Person shall have the right at its expense to participate in the defense assisted by counsel of its own choosing. Without the prior written consent of the Indemnified Person (such consent not to be unreasonably withheld or delayed), the Indemnifying Person will not enter into any settlement of any Third Party Claim or cease to defend against such Third Party Claim; provided, that the Indemnified Person may withhold its consent in its sole discretion if pursuant to or as a result of such settlement or cessation, (i) injunctive or other equitable relief would be imposed against the Indemnified Person or (ii) such settlement or cessation would lead to material liability or create any material financial or other obligation on the part of the Indemnified Person for which the Indemnified Person is not entitled to indemnification hereunder. The Indemnified Persons may employ one separate counsel (and one local counsel in each applicable jurisdiction) and the reasonable out-of-pocket fees and expenses of such counsel shall be paid by the Indemnifying Persons if the named parties to the Third Party Claim (including any impleaded parties) include the Indemnified Person or Indemnified Persons, as applicable, and the Indemnified Person or Indemnified Persons, as applicable, reasonably determines that the Indemnified Person or Indemnified Persons, as applicable, and the Indemnifying Person have conflicting interests or different defenses available with respect to such Third Party Claim, provided, that the Indemnifying Persons shall not be required to pay the fees and expenses of more than one counsel for all Indemnified Persons (and one local counsel in each applicable jurisdiction) in connection with any one Third Party Claim or related group of Third Party Claims. If an offer is made to settle a Third Party Claim, which offer the Indemnifying Person is permitted to settle under this Section 7.4(b) only upon the prior written consent of the Indemnified Person, and the Indemnifying Person desires to accept and agree to such offer, the Indemnifying Person will give prompt written notice to the Indemnified Person to that effect. If the Indemnified Person does not consent to such firm offer within twenty calendar days after its receipt of such notice, the Indemnified Person may continue to contest or defend such Third Party Claim and, in such event, the maximum liability of the Indemnifying Person as to such Third Party Claim will not exceed the amount of such settlement offer, plus costs and expenses paid or incurred by the Indemnified Person through the date such settlement offer is given to the Indemnified Person to the extent such amount is otherwise indemnifiable hereunder.

(c) Notwithstanding the provisions of Section 9.6, each Indemnifying Person hereby consents to the nonexclusive jurisdiction of any court in which a claim or cause of action in respect of a Third Party Claim is brought against any Indemnified Person for purposes of any such claim that such Indemnified Person may have against the Indemnifying Person under this Agreement with respect to such Third Party Claim.

(d) In accordance with Section 7.8, the Shareholders’ Representative shall act as nominee for the Former Company Shareholders with respect to any claim for indemnification under Section 7.1 against the Escrow Shares, and any reference in this Section 7.4 to an

Indemnifying Person with respect to the indemnification procedures for a Claim against the Escrow Shares shall mean the Shareholders’ Representative in such capacity pursuant to Section 7.8.

7.5 Limits on Indemnification; Calculation of Damages.

(a) The sole and exclusive source of satisfaction and payment for any indemnification claims made by any Parent Indemnified Parties against the Former Company Shareholders pursuant to Section 7.1 shall be a claim against the Escrow Shares pursuant to the Escrow Agreement, and the Former Company Shareholders and the Shareholders’ Representative, individually or as a group, shall not have any obligation, responsibility or personal liability for the satisfaction and payment of any indemnification obligations hereunder. This limitation on indemnification by the Former Company Shareholders shall not serve as a limit on the indemnification obligations of SpinCo under this Agreement. The indemnification obligations pursuant to Section 7.1(i) shall be satisfied within ten Business Days after a final determination (within the meaning of Section 1313(a) of the Code) of the relevant Tax is made. In pursuing the collection of Damages pursuant to Section 7.1, the Parent Indemnified Parties shall proceed first against SpinCo (including any escrow established by SpinCo pursuant to Section 5.18) prior to pursuing any claim against the Escrow Shares pursuant to the Escrow Agreement; provided, however, that if SpinCo has not satisfied all Damages for which payment is due with respect to a Claim within 15 days after the earlier of (i) an agreement among SpinCo, the Shareholders’ Representative and the applicable Parent Indemnified Parties as to such Damages that are due with respect to a Claim or (ii) a final judgment with no further right to appeal has established the right of the applicable Parent Indemnified Parties to such Damages, then the Parent Indemnified Parties may proceed against the Escrow Shares pursuant to the Escrow Agreement to collect such Damages.

(b) The amount of any indemnifiable Damages under this Article VII shall be calculated after giving effect to any amount received by the applicable Indemnified Person with respect to the applicable Claim under any insurance coverage or any indemnity, contribution or other similar payment received by the Indemnified Person from any third party with respect thereto, but net of any expenses incurred by such Indemnified Person in collecting such amount. The Indemnified Persons shall use their respective commercially reasonable efforts to collect any amounts available under any such insurance coverage or right to indemnification, contribution or other similar payment. If any Indemnified Person receives an amount with respect to any Claim under insurance coverage or right to indemnification, contribution or other similar payment at any time subsequent to its receipt of any indemnification recovery hereunder with respect to the same Damages, then such Indemnified Person shall promptly pay to the Indemnifying Person the amount by which the insurance, indemnification, contribution or other payments plus the amount of any indemnification payments for the same Damages made hereunder exceeds the total amount of Damages suffered or incurred by the Indemnified Person with respect to the same facts or circumstances giving rise to the right to indemnification under this Article VII.

(c) The amount of any indemnifiable Damages under this Article VII shall be calculated after giving effect to any Tax benefit (through an actual reduction of Taxes or refund of Taxes paid) resulting from the applicable Claim, provided, that no indemnifiable Damages shall be reduced prior to the taxable period in which the Indemnified Person realizes such Tax benefit and, if such Tax benefit will be realized in periods after the indemnification payment is due, the Indemnifying Person shall be required to pay the full indemnification amount subject to the Indemnified Person’s obligation to pay the amount of such Tax benefit when realized to the Indemnifying Person (or, with respect to any Claim satisfied from the Escrow Shares, to the Shareholders’ Representative for the account of the Former Company Shareholders). The Indemnified Persons shall use their reasonable best efforts to maximize the amount of any Tax benefits in connection with the applicable Claim.

(d) Notwithstanding anything to the contrary herein, the Parent Indemnified Parties shall not have any right to indemnification for Damages pursuant to Section 7.1 to the extent that any such Damages result from or arise out of, directly or indirectly, (i) any financial information supplied by Parent or MergerCo for inclusion in the Form S-4 or the Joint Proxy Statement/Prospectus or (ii) any information of Parent or MergerCo incorporated by reference in the Form S-4 or the Joint Proxy Statement/Prospectus.

(e) SpinCo hereby waives any right to (i) seek contribution or other payment from the Company with respect to any Damages for which SpinCo is required to indemnify the Parent Indemnified Parties pursuant to this Article VII or (ii) bring a claim against the current or former directors of the Company as result of Damages for which SpinCo is required to indemnify the Parent Indemnified Parties pursuant to this Article VII.

7.6 Certain Tax Procedures.

(a) Parent shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Surviving Entity that are filed after the Closing Date which relate to a Pre-Closing Tax Period. Parent shall permit the Shareholders’ Representative to review any such Tax Return described in the preceding sentence which relates to a Pre-Closing Tax Period prior to filing and shall make such revisions to such Tax Returns as are reasonably requested by the Shareholders’ Representative.

(b) Any Tax refunds of the Surviving Entity that are received by Parent or any of its Subsidiaries, including the Surviving Entity that relate to any Pre-Closing Tax Period shall be for the account of the Former Company Shareholders, and Parent shall pay over to the Shareholders’ Representative any such refund within 15 days after receipt or entitlement thereto.

(c) Parent shall pay to the Shareholders’ Representative for the account of the Former Company Shareholders the amount of any Tax benefits actually realized by Parent or any of its Subsidiaries, including the Surviving Entity, from Tax Benefit Items when realized by Parent or any of its Subsidiaries, including the Surviving Entity. For the purposes of this Section 7.6(c), the amount of the Tax benefit attributable to Tax Benefit Items will be based upon the difference between net income Taxes actually paid and the net income Taxes which would have been paid without the benefit of the Tax Benefit Items. Parent shall provide the Shareholders’ Representative with copies of all calculations of actual Tax benefits attributable to Tax Benefit Items reasonably requested by the Shareholders’ Representative.

(d) Parent and the Shareholders’ Representative shall cooperate, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Section 7.6 and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Neither Parent nor any Subsidiary of Parent shall agree to settle or concede any audit, litigation or other proceeding with a taxing authority with respect to any Pre-Closing Tax Period without the prior written consent of the Shareholders’ Representative.

(e) A Tax benefit described in Section 7.5(c) or Section 7.6(c) shall be treated as realized only to the extent that Parent or its Subsidiaries have not, by the due date (including extensions) of the Tax Return for the last period from which losses or credits can be carried back, generated a loss or credit to offset the income or Tax giving rise to such potential Tax benefit.

7.7 Exclusive Remedy. Except for the remedies that cannot be waived as a matter of Law, as provided in Section 9.13 or for claims based on fraud, from and after the Effective Time, indemnification pursuant to this Article VII will be the exclusive remedy for any breach of this Agreement (including any representation, warranty, covenant and agreement contained in this Agreement).

7.8 Shareholders’ Representative.

(a) Upon approval of the Merger and this Agreement by the holders of the Company Common Stock under applicable Law, each of the Former Company Shareholders will be deemed to have irrevocably appointed SpinCo, as its, his or her true and lawful attorney-in-fact and agent (the “Shareholders’ Representative”), with full power of substitution or resubstitution, to act solely and exclusively on behalf of such Former Company Shareholder with regard to matters pertaining to (i) the indemnification by the Former Company Shareholders referred to in this Article VII, including the power to compromise any Claim on behalf of such Former Company Shareholder, and (ii) all matters under the Escrow Agreement or relating to the Escrow Shares.

(b) The appointment of the Shareholders’ Representative shall be deemed coupled with an interest and shall be irrevocable, and Parent and any other Person may conclusively and absolutely rely, without inquiry, upon any action of the Shareholders’ Representative in all matters referred to herein. By their appointment of the Shareholders’ Representative, the Former Company Shareholders thereby confirm all that the Shareholders’ Representative shall do or cause to be done by virtue of its appointment as the representative of the Former Company Shareholders hereunder. The Shareholders’ Representative shall act for the Former Company Shareholders on all of the matters set forth in this Article VII and the Escrow Agreement in the manner the Shareholders’ Representative believes to be in the best interest of the Former Company Shareholders and consistent with the obligations of the Former Company Shareholders under this Article VII and the Escrow Agreement, but the Shareholders’ Representative shall not be responsible to any Former Company Shareholder for any damages which the Former Company Shareholders may suffer by the performance (including any damages arising out of the Shareholders’ Representative’s negligence) of the Shareholders’ Representative’s duties hereunder, other than damages arising from willful violation of applicable Law or willful misconduct in the performance of such duties hereunder. The Shareholders’ Representative shall not have any duties or responsibilities except those expressly set forth in this Agreement or the Escrow Agreement, and no implied covenants, functions, responsibilities, duties or liabilities shall be read into this Agreement or shall otherwise exist against the Shareholders’ Representative. The Shareholders’ Representative shall pay all of the expenses incurred by the Shareholders’ Representative in performing its duties hereunder. The Shareholders’ Representative shall be entitled to rely, and shall be fully protected in relying, upon any statements furnished to it by any Former Company Shareholder or Parent, or any other evidence deemed by the Shareholders’ Representative to be reliable, and the Shareholders’ Representative shall be entitled to act on the advice of counsel selected by it.

(c) The Shareholders’ Representative is an intended beneficiary of this Section 7.8.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after stockholder approval thereof:

(a) by the mutual written consent of Parent, MergerCo and the Company;

(b) by either of the Company, on the one hand, or Parent or MergerCo, on the other hand, by written notice to the other:

(i) if the Required Company Stockholder Vote shall not have been obtained at the Company Stockholders Meeting or the Required Parent Stockholder Votes shall not have been obtained at the Parent Stockholders Meeting;

(ii) if any Governmental Authority of competent jurisdiction shall have issued an injunction or taken any other action (which injunction or other action the parties hereto shall use their reasonable best efforts to lift), which permanently restrains, enjoins or otherwise prohibits the consummation of the Merger, and such injunction shall have become final and non-appealable; or

(iii) if the consummation of the Merger shall not have occurred on or before September 30, 2009 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(iii) shall not be available to any party whose failure to comply with any provision of this Agreement has been the primary cause of, or primarily resulted in, the failure of the Merger to occur on or before such date;

(c) by the Company if there has been a breach by Parent or MergerCo of any representation, warranty, covenant or agreement contained in this Agreement which (i) would result in a failure of a condition set forth in Section 6.3(a) or (b) and (ii) cannot reasonably be cured prior to the Outside Date; provided, however, that the Company shall have given Parent written notice of such breach, delivered at least 20 days prior to such termination;

(d) by Parent or MergerCo if there has been a breach by the Company of any representation, warranty, covenant or agreement contained in this Agreement which (i) would result in a failure of a condition set forth in Section 6.2(a) or (b) and (ii) cannot reasonably be cured prior to the Outside Date; provided, however, that Parent or MergerCo shall have given the Company written notice of such breach, delivered at least 20 days prior to such termination;

(e) by Parent or MergerCo by written notice to the Company if the Company Recommendation shall have been withdrawn or modified in a manner that adversely affects the transactions contemplated by this Agreement; or

(f) by the Company by written notice to Parent if the Parent Recommendation shall have been withdrawn or modified in a manner that adversely affects the transactions contemplated by this Agreement.

8.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become null and void and have no effect, without any liability on the part of Parent, MergerCo, the Company or SpinCo and their respective directors, officers, employees, partners, managers, members or stockholders and all rights and obligations of any party hereto shall cease, except for the agreements contained in Sections 5.5, 5.6(b), this Section 8.2 and Article IX; provided, however, that nothing contained in this Section 8.2 shall relieve any party from liabilities or damages arising out of any fraud or willful and material breach by such party of any of its representations, warranties, covenants or other agreements contained in this Agreement.

8.3 Amendment. This Agreement may be amended by the parties hereto by an instrument in writing signed on behalf of each of the parties hereto at any time before or after any approval hereof by the stockholders of the Company and Parent; provided, however, that after any such stockholder approval, no amendment shall be made which by Law requires further approval by stockholders without obtaining such approval.

8.4 Extension; Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of the party against which such waiver or extension is to be enforced. The failure of a party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

ARTICLE IX

GENERAL PROVISIONS

9.1 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile or sent by prepaid overnight carrier to the parties at the following addresses (or at such other addresses as shall be specified by the parties by like notice):

(a)	if to Parent or MergerCo:

A. O. Smith Corporation

11270 West Park Place

Milwaukee, Wisconsin 53224

Facsimile: 414-359-7450

Attention: General Counsel

with a copy (which shall not constitute notice) to:

Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601-9703

Facsimile: 312-558-5700

Attention: Robert F. Wall

(b)	if to the Company:

Smith Investment Company

11270 West Park Place

Milwaukee, Wisconsin 53224

Facsimile: 414-359-4198

Attention: Bruce M. Smith

with a copy (which shall not constitute notice) to:

Reinhart Boerner Van Deuren s.c.

1000 North Water Street, Suite 1700

Milwaukee, Wisconsin 53202

Facsimile: 414-298-8097

Attention: James M. Bedore

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

233 South Wacker Drive, Suite 5800

Chicago, Illinois 60606

Facsimile: 312-993-9767

Attention: Mark D. Gerstein

(c)	if to SpinCo or to the Shareholders’ Representative:

Smith Investment Company LLC

11270 West Park Place

Milwaukee, Wisconsin 53224

Facsimile: 414-359-4198

Attention: Bruce M. Smith

with a copy (which shall not constitute notice) to:

Reinhart Boerner Van Deuren s.c.

1000 North Water Street, Suite 1700

Milwaukee, Wisconsin 53202

Facsimile: 414-298-8097

Attention: James M. Bedore

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

233 South Wacker Drive, Suite 5800

Chicago, Illinois 60606

Facsimile: 312-993-9767

Attention: Mark D. Gerstein

9.2 Certain Definitions.

(a) For purposes of this Agreement, the following words and terms shall have the following meanings:

“Affiliate” shall mean a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person. For purposes of this definition, “control” (including the correlative terms “controlling,” “controlled by” and “under common control with”), with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

“Affiliated Group” shall mean any affiliated group of corporations or other entities that files a combined, consolidated, or unitary return that included (or was required to include) the Company or any Subsidiary of the Company.

“Ancillary Agreements” shall mean the Escrow Agreement, the Stockholder Agreement, the Voting Trust Agreement, the Parent Support Agreement, the Company Support Agreement and any other agreements, instruments and documents being or to be executed and delivered under this Agreement or in connection with the transactions contemplated hereby.

“Average Closing Market Price” shall mean the average of the volume-weighted average price of trades for shares of Parent Common Stock on the NYSE for the ten trading days ending on the last trading day immediately preceding the Closing Date.

“Belvidere Property” shall mean the Company Real Property owned by the Company as of the date of this Agreement and located at 725 Columbia Avenue, Belvidere, Illinois.

“Berlin” shall mean Berlin Industries, Inc., a Delaware corporation and a wholly owned Subsidiary of the Company.

“Business Day” shall mean any day other than a day on which the SEC shall be closed.

“Central States” shall mean Central States Distribution Service, Inc., an Illinois corporation.

“Class A Exchange Ratio” shall mean the number of shares of Parent Class A Common Stock equal to (i) 0.9850 multiplied by the Company Class A Stock Holdings divided by (ii) the number of shares of Company Merger Stock and Dissenting Shares, rounding to the nearest one one-thousandth (.001) of a share (rounding upward in the case of any .0005 of a share).

“Closing Common Exchange Ratio” shall mean the number of shares of Parent Common Stock equal to (i) (A) 0.9850 multiplied by the Company Common Stock Holdings minus (B) the number of Escrow Shares, divided by (ii) the number of shares of Company Merger Stock and Dissenting Shares, rounding to the nearest one one-thousandth (.001) of a share (rounding upward in the case of any .0005 of a share).

“Closing Market Price” shall mean the volume-weighted average price of trades for shares of Parent Common Stock on the NYSE on the last trading day immediately preceding the Closing Date.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company Benefit Plans” shall mean all employee benefit plans, programs, agreements or arrangements, including pension, retirement, profit sharing, deferred compensation, stock option, change in control, retention, equity or equity-based compensation, stock purchase, employee stock ownership, severance pay, vacation, bonus or other incentive plans, all medical, vision, dental or other health plans, all life insurance plans, employment or consulting agreements, and all other employee benefit plans or fringe benefit plans, including “employee benefit plans” as that term is defined in Section 3(3) of ERISA, in each case, whether oral or written, funded or unfunded, or insured or self-insured, maintained by the Company or any Subsidiary of the Company, or to which the Company or any Subsidiary of the Company is obligated to contribute, or with respect to which the Company or any Subsidiary of the Company has or is reasonably expected to have any liability (contingent or otherwise), in each case, for or to any current or former employees, directors, officers or consultants of the Company, any Subsidiary of the Company or an ERISA Affiliate.

“Company Class A Stock Holdings” shall mean the number of shares of Parent Class A Common Stock held by the Company immediately prior to the Effective Time.

“Company Committee Stockholders” shall mean the holders of the Company Common Stock other than the Smith Family Members.

“Company Common Stock” shall mean the shares of Common Stock, par value $.10 per share, of the Company.

“Company Common Stock Holdings” shall mean the number of shares of Parent Common Stock held by the Company immediately prior to the Effective Time.

“Company Intervening Event” shall mean a material event relating to the business of the Company and the Company Subsidiaries that is (i) unknown to the Company Board as of the date of this Agreement and (ii) becomes known to or by the Company Board prior to obtaining the Required Company Stockholder Vote.

“Company Material Adverse Effect” shall mean any fact, change, event, effect or circumstance that would reasonably be expected to (i) result in the Surviving Entity or Parent being subject to Damages in excess of $3,000,000, individually or in the aggregate, taking into account the provisions in Section 7.5(b) and (c), or (ii) solely with respect to the representations and warranties of the Company set forth in Article IV of this Agreement, individually or in the aggregate, prevent or materially delay the consummation of the Merger or otherwise prevent or materially delay performance by the Company or SpinCo of any of their respective obligations under this Agreement or any of the Ancillary Agreements.

“Company Parent Stock Holdings” shall mean the Company Class A Stock Holdings and Company Common Stock Holdings.

“Company Recommendation” shall mean the unanimous vote of all of the members of the Company Special Committee to recommend the Merger and this Agreement as being fair to, and in the best interests of, the Company Committee Stockholders and the unanimous recommendation of the Company Board that the holders of the Company Common Stock vote for the approval and adoption of the Merger and this Agreement at the Company Stockholders Meeting.

“Company Subsidiaries” shall mean Berlin and Central States. As of the effectiveness of the Spin-Off, the Company Subsidiaries shall no longer be Subsidiaries of the Company.

“Company Transaction Expenses” shall mean all fees, costs and expenses (including legal, accounting, consulting, advisory and brokerage costs and expenses) incurred by the Company in connection with the transactions contemplated by this Agreement, including any such costs and expenses incurred for the benefit of any holder of Company Common Stock to the extent that the Company is obligated to pay such costs or expenses.

“Contract” shall mean, with respect to any Person, any contract, agreement, deed, mortgage, lease, license, commitment, undertaking, arrangement or understanding, written or oral, or other document or instrument to which or by which such Person is a party or otherwise subject or bound or to which or by which any asset, property or right of such Person is subject or bound.

“Covered Parent Transaction Expenses” shall mean all reasonable out-of-pocket fees, costs and expenses (including all legal, accounting, consulting, advisory and investment banking costs and expenses) in excess of $200,000 incurred by Parent not later than 45 days after the Closing Date (and not reimbursed by the Company pursuant to the Reimbursement Agreement on or prior to the date of this Agreement) in connection with the transactions contemplated by this Agreement, except that Covered Parent Transaction Expenses shall exclude the items or categories of items set forth on Schedule 9.2 hereto.

“Damages” shall mean, without duplication, any and all losses, costs, obligations, liabilities, settlement payments, fines, penalties, damages (excluding consequential, incidental, indirect or punitive damages other than to the extent such damages are payable to a third party), Expenses, Taxes or other charges.

“DGCL” shall mean the General Corporation Law of the State of Delaware.

“Environmental Laws” shall mean any federal, state, local or foreign statute, law, ordinance, regulation, rule, code, treaty, writ or order and any enforceable judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree, judgment, stipulation, decision, injunction, permit, authorization, policy, opinion, or agency requirement, in each case having the force and effect of law, relating to human health and safety or the environment, including noise, odor, wetlands, or the use, handling, presence, transportation, treatment, storage, disposal, release, threatened release or discharge of Hazardous Substances.

“Equity Interest” of any entity shall mean (i) the capital stock of, or other equity, ownership or voting interest in, such entity (including partnership, membership and similar interests and any similar or equivalent rights); (ii) any option, warrant, right or security (including debt securities) pursuant to which the entity is required to issue upon conversion, exchange or exercise thereof, any of the capital stock of, or other equity, ownership or other voting interest in, such entity, or any similar or equivalent rights; and (iii) any stock appreciation right or phantom security that is an obligation of such entity the value of which is determined based upon or derived from the value of the capital stock or other equity or ownership interest in such entity.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any corporation, partnership, trade or business that is a member of a group that includes the Company or its Affiliates and is treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code; provided, however, that neither Parent nor any of its Subsidiaries shall be deemed to be an ERISA Affiliate of the Company.

“Escrow Shares” shall mean a number of shares of Parent Common Stock to be deposited with the Escrow Agent pursuant to the Escrow Agreement, which shall be equal to (i) $15,000,000 divided by (ii) the Average Closing Market Price, rounding to the nearest whole share (rounding upward in the case of any 0.5 of a share).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expenses” mean any and all reasonable expenses incurred in connection with defending any claim, action, suit or proceeding incident to any matter indemnified against hereunder or enforcing any rights under Article VII (including court filing fees, court costs, arbitration fees or costs, witness fees and reasonable fees and disbursements of legal counsel, investigators, expert witnesses, accountants and other professionals).

“Former Company Shareholders” shall mean the holders of shares of Company Merger Stock as of immediately prior to the Effective Time.

“Governmental Authority” shall mean any government, court, regulatory or administrative agency, commission or authority, securities exchange (including the NYSE) or other governmental instrumentality, whether federal, state or local, domestic, foreign or multinational.

“Hazardous Substances” shall mean any pollutant, contaminant, toxic substance, hazardous waste, hazardous material, or other media, as defined or regulated by any Environmental Law, but excluding mold and bacteria.

“Information Statement” shall mean the information statement to be distributed by the Company to the holders of the Company Common Stock in connection with the Spin-Off.

“IRS” shall mean the United States Internal Revenue Service.

“IRS Letter Ruling” shall mean a private letter ruling from the IRS ruling that, among other things, the Merger will qualify as a reorganization under Section 368(a) of the Code.

“Knowledge” or similar terms with respect to any party shall mean the facts or other information that are actually known by any of the executive officers of such party.

“Laws” shall mean all laws, statutes, ordinances, codes, rules, regulations, writs, injunctions, decrees and orders of Governmental Authorities.

“MergerCo Membership Units” shall mean the units of limited liability company membership interests of MergerCo.

“Non-Surviving Representations and Warranties” shall mean the representations and warranties of Parent and MergerCo contained in clause (d) of Section 3.4 and in Section 3.11.

“NYSE” shall mean the New York Stock Exchange.

“NYSE Rule” shall mean Rule 312 of the NYSE’s Listed Company Manual.

“Organizational Documents” shall mean (i) the articles or certificate of incorporation and the bylaws of a corporation; (ii) the partnership agreement and any statement of partnership of a general partnership; (iii) the limited partnership agreement and the certificate or articles of limited partnership of a limited partnership; (iv) the limited liability partnership agreement and the certificate or articles of limited liability partnership of a limited liability partnership; (v) the operating agreement or limited liability company agreement and the articles of organization or certificate of formation of a limited liability company; (vi) any charter or similar document adopted or filed in connection with the creation, formation or organization of a Person; and (vii) any amendment to any of the foregoing.

“Parent Certificates” shall mean certificates evidencing shares of Parent Class A Common Stock and/or Parent Common Stock.

“Parent Charter” shall mean the Parent’s Restated Certificate of Incorporation as amended on October 10, 2000.

“Parent Charter Amendment” shall mean the amendment to the Parent Charter substantially in the form of Exhibit F hereto.

“Parent Class A Common Stock” shall mean shares of Class A Common Stock, par value $5 per share, of Parent.

“Parent Committee Stockholders” shall mean the holders of the Parent Class A Common Stock and Parent Common Stock other than the Company.

“Parent Common Stock” shall mean shares of Common Stock, par value $1 per share, of Parent.

“Parent Intervening Event” shall mean a material event relating to the business of Parent and its Subsidiaries that is (i) unknown to the Parent Board as of the date of this Agreement and (ii) becomes known to or by the Parent Board prior to obtaining the Required Parent Stockholder Votes.

“Parent Material Adverse Effect” shall mean any fact, change, event, effect or circumstance that would reasonably be expected to, solely with respect to the representations and warranties of Parent and MergerCo set forth in Article III of this Agreement, individually or in the aggregate, prevent or materially delay the consummation of the Merger or otherwise prevent or materially delay performance by Parent or MergerCo of any of their obligations under this Agreement or any of the Ancillary Agreements.

“Parent Recommendation” shall mean the unanimous vote of all of the members of the Parent Special Committee to recommend the Merger and this Agreement as being fair to, and in the best interests of, the Parent Committee Stockholders and the recommendation of the Parent Board, by unanimous vote of all of the directors who voted, that the holders of the Parent Class A Common Stock and Parent Common Stock vote to approve the Parent Share Issuance and for approval and adoption of the Parent Charter Amendment and the Merger at the Parent Stockholders Meeting.

“Per Share Escrow Release Number” shall mean the number of shares of Parent Common Stock equal to (i) the number of Escrow Shares released from the escrow account at a given time pursuant to the Escrow Agreement, divided by (ii) the number of shares of Company Merger Stock, rounding to the nearest one one-thousandth (.001) of a share (rounding upward in the case of any .0005 of a share).

“Person” shall mean any individual, corporation, limited liability company, partnership (general or limited), association, trust, unincorporated organization, Governmental Authority, other entity or group (as defined in Section 13(d) of the Exchange Act).

“Post-Closing Tax Period” shall mean any Tax Period beginning after the Closing Date and that portion of any Straddle Period beginning after the Closing Date.

“Pre-Closing Tax Period” shall mean any Tax Period ending on or before the Closing Date and that portion of any Straddle Period ending on the Closing Date.

“Reimbursement Agreement” shall mean the letter agreement dated April 11, 2008 between the Company and Parent.

“Release” shall be defined by reference to the definition of “release” in CERCLA, 42 U.S.C.A. §9601, et seq.

“Sale of a Company Subsidiary” shall mean any transaction or series of transactions directly or indirectly involving the sale of all or substantially all of the assets or shares of either or both Company Subsidiaries (including by merger, consolidation or similar transaction), whether occurring before or after the Effective Time.

“Schedule 13D” shall mean the Schedule 13D filed with the SEC by the Smith Family Members on August 19, 2008, as amended, supplemented or restated from time to time.

“SEC” shall mean the Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Smith Family Members” shall mean (i) each of the Persons who filed the Schedule 13D with the SEC, as listed on Appendix A to the Schedule 13D, and (ii) any other Person who becomes a party to the Voting Trust Agreement prior to the Effective Time.

“SpinCo Membership Units” shall mean the units of limited liability company membership interests of SpinCo.

“Spin-Off” shall mean the transaction or series of transactions resulting in (i) the transfer in one or a series of transactions, including by way of stock transfer, asset sale, merger or otherwise, by the Company to SpinCo and/or one or more Subsidiaries of SpinCo of substantially all of the assets of the Company and each Company Subsidiary (unless, in the case of a Company Subsidiary, such Company Subsidiary has previously been transferred pursuant to a Sale of a Company Subsidiary) other than the Company Parent Stock Holdings, (ii) the assumption in one or a series of transactions, including by operation of Law, by SpinCo of all of the liabilities of the Company and by one or more Subsidiaries of SpinCo of all of the liabilities of the Company Subsidiaries, other than the obligations of the Company under this Agreement and the Ancillary Agreements to which it is a party and (iii) the pro rata distribution to the holders of the Company Common Stock of all of the SpinCo Membership Units.

“Straddle Period” shall mean any Tax Period beginning before or on and ending after the Closing Date.

“Subsidiary” shall mean, when used with respect to any Person, any corporation or other organization, whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization, or any organization of which such party is a general partner; provided, however, that neither Parent nor any of its Subsidiaries shall be deemed to be a Subsidiary of the Company.

“Surviving Entity Membership Units” shall mean the units of limited liability company membership interests of the Surviving Entity.

“Tax” or “Taxes” shall mean any (i) net income, capital gains, gross income, gross receipts, sales, use, transfer, ad valorem, franchise, profits, license, capital, withholding, payroll, estimated, employment, excise, goods and services, severance, stamp, occupation, premium, property, social security, environmental (including taxes under Section 59A of the Code), alternative or add-on, value added, registration, windfall profits or other tax or customs duties imposed by any Governmental Authority or taxing authority, or any interest, any penalties, additions to tax or additional amounts incurred or accrued under applicable tax law or properly assessed or charged by any Governmental Authority or taxing authority and (ii) any liability of the Company or any Subsidiary of the Company for the payment of the amounts described in clause (i) arising as a result of Treasury Regulation Section 1.1502.6 (or any similar provision of state, local or foreign Law).

“Tax Benefit Items” shall mean all carry-forwards of losses, deductions and other benefit items attributable to Pre-Closing Tax Periods deducted by Parent or any of its Subsidiaries, including the Surviving Entity, on Tax Returns for any Post-Closing Tax Periods and any amounts credited against Tax of Parent or any of its Subsidiaries, including the Surviving Entity, that relate to any Pre-Closing Tax Period to which Parent or any of its Subsidiaries, including the Surviving Entity, become entitled.

“Tax Period” shall mean any period prescribed by any Governmental Authority for which a Tax Return is required to be filed or a Tax is required to be paid.

“Tax Returns” shall mean returns, reports and information statements (including any attachments or schedules required to be attached to such a return, report or other information statement) with respect to Taxes required to be filed with the IRS or any other Governmental Authority or taxing authority or agency, domestic or foreign, including consolidated, combined and unitary tax returns.

“Transaction-Related Claim” shall mean any suit, action, claim or proceeding by any stockholder of Parent or the Company relating to or arising out of this Agreement or any Ancillary Agreement or the transactions contemplated hereby or thereby, other than any suit, action, claim or proceeding between or among Parent, MergerCo, the Surviving Entity, SpinCo, the Shareholders’ Representative, any Smith Family Member or any other Former Company Shareholder to enforce any provision of this Agreement or any Ancillary Agreement.

“Transaction-Related Material Adverse Effect” shall mean any fact, change, event, effect or circumstance that (i) relates to the transactions contemplated by this Agreement (including any Transaction-Related Claim) and would reasonably be expected to result in SpinCo or the Former Company Shareholders (by recourse to the Escrow Shares) being subject to Damages in excess of $3,000,000, individually or in the aggregate, taking into account the provisions of Section 7.5(b) and (c), or (ii) would reasonably be expected to adversely affect in any material respect the economic, voting or other rights, privileges or preferences of the Parent Class A Common Stock or the Parent Common Stock.

“Voting Trust Agreement” shall mean the Voting Trust Agreement to be entered into among the Smith Family Members, substantially in the form of Exhibit E hereto.

(b) The following terms are defined elsewhere in this Agreement, as indicated below:

“Agreement”	Preamble

“Articles of Merger”	Section 1.3

“Bankruptcy and Equity Exception”	Section 3.3

“Belvidere RCRA Issue”	Section 5.12(b)

“Certificate of Merger”	Section 1.3

“Claim”	Section 7.4(a)

“Claim Notice”	Section 7.4(a)

“Closing”	Section 1.4

“Closing Date”	Section 1.4

“Closing Merger Consideration”	Section 2.1(c)

“Closure Letter”	Section 5.12(a)

“Company”	Preamble

“Company Audited Financial Statements”	Section 4.8(a)

“Company Board”	Recitals

“Company Certificates”	Section 2.2(a)

“Company Disclosure Schedule”	Article IV

“Company Indemnified Parties”	Section 7.2

“Company Merger Stock”	Section 2.1(c)

“Company Permits”	Section 4.7

“Company Real Property”	Section 4.14

“Company Special Committee”	Recitals

“Company Stockholders Meeting”	Section 5.2(f)

“Company Support Agreement”	Recitals

“Company Unaudited Financial Statements”	Section 4.8(b)

“Control Notice”	Section 7.4(b)

“Debt”	Section 4.23

“Dissenters’ Rights Provisions”	Section 2.4(a)

“Dissenting Shares”	Section 2.4(a)

“DLLCA”	Recitals

“Effective Time”	Section 1.3

“Environmental Permits”	Section 4.15(a)

“Escrow Agent”	Section 2.3

“Escrow Agreement”	Section 2.3

“Exchange Agent”	Section 2.2(a)

“Family Purchase”	Section 3.3(c)

“Form S-4”	Section 5.2(a)

“GAAP”	Section 4.8(a)

“Illinois EPA”	Section 5.12(b)

“Indemnified Person”	Section 7.4(a)

“Indemnifying Persons”	Section 7.4(a)

“Joint Proxy Statement/Prospectus”	Section 5.2(a)

“M&I Obligations”	Section 5.8(d)

“Merger”	Recitals

“Merger Consideration”	Section 2.1(c)

“MergerCo”	Preamble

“Multiemployer Plan”	Section 4.11(f)

“New Belvidere Issue”	Section 5.12(c)

“NFR”	Section 5.12(c)

“NRS”	Recitals

“Operating Agreement”	Section 1.2

“Other Filings”	Section 5.3

“Outside Date”	Section 8.1(b)(iii)

“Parent”	Preamble

“Parent Board”	Recitals

“Parent Disclosure Schedule”	Article III

“Parent Indemnified Parties”	Section 7.1

“Parent Party”	Section 5.16

“Parent Preferred Stock”	Section 3.5

“Parent Share Issuance”	Section 3.3

“Parent Special Committee”	Recitals

“Parent Stockholders Meeting”	Section 5.2(g)

“Parent Support Agreement”	Recitals

“Present Fair Saleable Value”	Section 4.23

“Representative”	Section 2.1(d)

“Required Company Stockholder Vote”	Section 4.18

“Required Parent Stockholder Votes”	Section 3.8

“Shareholders’ Representative”	Section 7.8(a)

“Solvency”	Section 4.23

“Solvent”	Section 4.23

“SpinCo”	Preamble

“SRP”	Section 5.12(c)

“Stockholder Agreement”	Recitals

“Supplemental Benefit Plan”	Section 5.11(a)

“Survival Period”	Section 7.3

“Surviving Entity”	Section 1.1

“Third Party Claim”	Section 7.4(b)

9.3 Interpretation. Unless the context otherwise requires, as used in this Agreement: (a) an accounting term not otherwise defined herein has the meaning ascribed to it in accordance with GAAP; (b) “or” is not exclusive; (c) “including” and its variants mean “including, without limitation” and its variants; (d) words defined in the singular have the parallel meaning in the plural and vice versa; (e) references to “written” or “in writing” include in electronic form; (f) the terms “hereof”, “herein”, “hereby”, “hereto”, and derivative or similar words refer to this entire Agreement, including the Schedules hereto; (g) whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms; (h) the word “will” shall be construed to have the same meaning and effect as the word “shall”; (i) references to “dollars” or “$” in this Agreement shall mean United States dollars; (j) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein); (k) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights; (l) reference to a particular statute, regulation or Law includes all rules and regulations thereunder and any predecessor or successor statute, regulation or Law, in each case, as amended or otherwise modified from time to time prior to the date hereof (or, if the Closing occurs, prior to the Closing Date) and (m) all Sections, Articles, Schedules and Exhibits referred to herein are, respectively, Sections and Articles of, and Schedules and Exhibits to, this Agreement. The Section headings contained in this Agreement are inserted for convenience only and will not affect in any way the meaning or interpretation of this Agreement.

9.4 Entire Agreement. This Agreement and the Ancillary Agreements, and the Exhibits, Schedules and other agreements and instruments delivered in connection herewith and therewith constitute the entire agreement, and except as explicitly set forth herein, supersedes all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter of this Agreement and the Ancillary Agreements. This Agreement and the Ancillary Agreements shall not be deemed to contain or imply any restriction, covenant, representation, warranty, agreement or undertaking of any party with respect to the transactions contemplated hereby or thereby other than those expressly set forth herein or therein or in any document required to be delivered hereunder or thereunder, and none shall be deemed to exist or be inferred with respect to the subject matter hereof or thereof.

9.5 No Third-Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each of the parties and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, except that (a) Parent Indemnified Parties and the Company Indemnified Parties shall have the rights provided in Article VII, (b) the provisions of Article II may be enforced by the applicable holders of Company Common Stock entitled to receipt of the Merger Consideration thereunder and their heirs and/or representatives, (c) the Shareholders’ Representative shall have the rights and authority provided in Section 7.8, (d) Section 3.3(c) is intended, in relevant part, for the benefit of the Smith Family Members and may be relied upon by such Persons and (e) Section 5.13 is intended to be for the benefit of the directors and officers of the Company and may be enforced by such Persons.

9.6 Governing Law; Consent to Jurisdiction. The Merger shall be governed by and construed in accordance with the applicable Laws of the State of Nevada and the State of Delaware. All other provisions in this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of law. Each party hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the courts of the State of Delaware and the Federal Courts of Delaware (the “Delaware Courts”), in any suit, action or proceeding arising out of or relating to this Agreement, or for recognition or enforcement of any judgment resulting from any suit, action or proceeding, and each party hereby irrevocably and unconditionally agrees that all claims in respect to any such suit, action or proceeding may be heard and determined in a Delaware Court. Each party hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, (a) any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in a Delaware Court, (b) the defense of an inconvenient forum to the maintenance of such suit, action or proceeding in any such court, and (c) the right to object, with respect to such suit, action or proceeding, that such court does not have jurisdiction over such party. Each party irrevocably consents to service or process in any manner permitted by law.

9.7 Assignment. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties.

9.8 Severability. If any provision of this Agreement, or the application thereof to any Person or circumstance is held invalid or unenforceable, the remainder of this Agreement, and the application of such provision to other Persons or circumstances, shall not be affected thereby, and to such end, the provisions of this Agreement are agreed to be severable.

9.9 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts thereof have been signed by each of the parties and delivered to the other party.

9.10 Facsimile Signature. This Agreement may be executed by facsimile signature and a facsimile signature shall constitute an original for all purposes.

9.11 Joint Drafting. The parties hereto have been represented by counsel in the negotiations and preparation of this Agreement; therefore, this Agreement will be deemed to be drafted by each of the parties hereto, and no rule of construction will be invoked respecting the authorship of this Agreement.

9.12 Further Assurances. Each party to this Agreement shall from time to time hereafter, upon request, execute, acknowledge and deliver such other instruments and documents as may be reasonably required to carry out the terms and conditions of this Agreement.

9.13 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States of America or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity.

9.14 Waiver of Jury Trial. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

[Remainder of page intentionally left blank. Signature page to follow.]

IN WITNESS WHEREOF, Parent, MergerCo, the Company and SpinCo have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

A. O. SMITH CORPORATION

By:	/s/ Paul W. Jones
Name:	Paul W. Jones
Title:	Chief Executive Officer

SICO ACQUISITION, LLC

By:	A. O. Smith Corporation, it sole member

By:	/s/ Paul W. Jones
Name:	Paul W. Jones
Title:	Chief Executive Officer

SMITH INVESTMENT COMPANY

By:	/s/ Bruce M. Smith
Name:	Bruce M. Smith
Title:	Chairman, President and Chief Executive Officer

SMITH INVESTMENT COMPANY LLC

(solely for purposes of Sections 5.8, 5.11, 5.12, 5.16 and 5.18 and Article VII)

By:	/s/ Bruce M. Smith
Name:	Bruce M. Smith
Title:	President and Chief Executive Officer